FIRST QUANTUM
MINERALS LTD.

SUPPL

82-4461

November 24, 2004

VIA FEDERAL EXPRESS

04046257

SECURITIES & EXCHANGE COMMISSION
Mail Stop 3-9
450 – 5th Street N.W.
Washington, DC
USA 20549

SEC MAIL PROCESSING
RECEIVED
NOV 26 2004
WASH. D.C. 213 SECTION

Attention: International Corporate Finance

Dear Sirs/Mesdames:

Re: First Quantum Minerals Ltd. (the "Company")

We enclose the following information to bring our filings up-to-date:

1. News release #04-10 dated July 14, 2004;
2. Form 51-102F3 - Material Change Report dated July 14, 2004;
3. Second Quarter financial statements as at June 30, 2004;
4. Management Discussion & Analysis dated August 11, 2004;
5. News release #04-11 dated August 11, 2004;
6. Third Quarter financial statements for the period ended September 30, 2004;
7. News release #04-12 dated November 11, 2004;
8. Management Discussion & Analysis dated November 12, 2004; and
9. News release #04-13 dated November 15, 2004.

PROCESSED
NOV 29 2004
THOMSON FINANCIAL

If you prefer to receive these documents by email, please provide your email address and telephone number to me by emailing me at crystal.lary@fqml.com.

Thank you for your attention to this matter.

Yours truly,

FIRST QUANTUM MINERALS LTD.

Per:

Crystal F. Lary
Corporate Administrator

dlw 11/29

HEAD OFFICE:
8th Floor, 543 Granville Street
Vancouver, British Columbia Canada V6C 1X8
Telephone: 604 688 6577
Fax: 604 688 3818
Toll Free: 1 888 688 6577
Website: www.first-quantum.com

UNITED KINGDOM REPRESENTATIVE OFFICE:
1st Floor, Mill House, Mill Bay Lane
Horsham, West Sussex RH12 1SS UK
Telephone: 44 (0) 1403 273484
Fax: 44 (0) 1403 273494

AUSTRALIA REPRESENTATIVE OFFICE:
MAILING ADDRESS: P.O. Box 1407
West Perth, Western Australia 6872
STREET ADDRESS: Level 1, 24 Outram Street
West Perth, Western Australia 6005
Telephone: (618) 9226 5777
Fax: (618) 9226 2522

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-10

July 14, 2004

www.first-quantum.com

MAURITANIA APPROVES FIRST QUANTUM MINERALS ACQUISITION OF AN 80% INTEREST IN GUELB MOGHREIN COPPER – GOLD DEPOSIT

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that the Government of Mauritania has signed an agreement approving the involvement of First Quantum Minerals in the development of the Guelb Moghrein copper-gold deposit located near Akjoujt in Mauritania. The agreement clears the way for a new company to be formed which will be beneficially owned 80% by First Quantum Minerals and 20% by Guelb Moghrein Mines d'Akjoujt SA.

First Quantum has undertaken to develop Guelb Moghrein with production expected by the fourth quarter of 2005. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Nouakchott and exported to smelters in Europe and Asia. The trucking and ship loading will involve local companies using existing port facilities.

First Quantum Minerals has initiated metallurgical test work on ore samples to determine the optimum process for recovery of the copper and gold mineralization. MDM Processing, an Australian engineering company, has been contracted to oversee this metallurgical work and to complete the preliminary process design. Under the current timetable, the metallurgical test work and process design will be completed by the end of 2004, with contracts for the plant construction awarded early in 2005.

It is expected that up to 500 employees will be involved in the construction phase at Guelb Moghrein, with a large proportion of the work being carried out by Mauritainian contractors. Once in production, the mine is expected to employ approximately 200 Mauritanians. Apart from the opportunity for employment, the residents of Akjoujt are expected to benefit from the upgrading of both power and water supplies, and the general increase in commercial activity as a result of the mine development and operation. Considerable benefits are also expected to flow to Mauritanians in general, through royalties and taxes generated from the project.

Philip Pascall, Chairman and CEO commented, "First Quantum sees this investment as a first step in a potentially larger involvement in Mauritania, particularly if exploration activity, for similar ore bodies in the surrounding concession area, is successful. First Quantum is one of an increasing number of companies that view Mauritania as a progressive state which encourages foreign investment. I would like to thank President Maaouya Ould Sid'Ahmed Taya for his support of the Guelb Moghrein Project and we look forward to a long and fruitful relationship between First Quantum and Mauritania."

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"Philip Pascall"
Philip Pascall
Chairman & CEO

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

First Quantum Minerals Ltd.
8th Floor – 543 Granville Street
Vancouver, British Columbia
Canada, V6C 1X8
Telephone Number: 604 - 688 – 6577

Item 2 **Date of Material Change**

July 14, 2004.

Item 3 **News Release**

The news release was disseminated on **July 14, 2004** through Canadian Corporate News and the London Stock Exchange.

Item 4 **Summary of Material Change**

See attached News Release dated **July 14, 2004**.

Item 5 **Full Description of Material Change**

See attached News Release dated **July 14, 2004**.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

Michael D. Philpot, Vice-President Administration, Corporate Secretary
Telephone: 604 – 688 – 6577

Item 9 **Date of Report**

July 14, 2004.

First Quantum Minerals Ltd.
Consolidated Financial Statements
Second Quarter – June 30, 2004

(Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at June 30, 2004 and December 31, 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	2004 $	2003 $ (restated)
Assets		
Current assets		
Cash and cash equivalents	31,434	25,592
Restricted cash (note 14)	3,901	-
Accounts receivable and prepaid expenses	20,501	4,441
Inventory (note 5)	16,593	17,576
	72,429	47,609
Investments (note 6)	14,258	12,632
Exploration properties	2,296	2,242
Property, plant and equipment (note 7)	180,893	96,603
Other assets and deferred charges (note 8)	6,551	3,049
	276,427	162,135
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	28,170	17,737
Current portion of long-term debt (note 9)	16,192	16,326
	44,362	34,063
Long-term debt (note 9)	75,391	32,374
Future income tax liability (note 10)	9,841	4,589
Other liabilities (note 11)	8,219	7,296
	137,813	78,322
Minority interests	2,190	2,190
	140,003	80,512
Shareholders' Equity		
Equity accounts (note 12)	157,590	113,102
Deficit	(21,166)	(31,479)
	136,424	81,623
	276,427	162,135

Commitments and contingencies (note 15)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three and six months ended June 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Six months ended	
	June 30, 2004 $	**June 30, 2003 $ (restated)**	**June 30, 2004 $**	**June 30, 2003 $ (restated)**
Revenues				
Owned Operations				
Copper	23,398	10,391	45,480	17,242
Acid	2,927	2,308	6,097	5,636
Other	780	(36)	1,036	50
	27,105	12,663	52,613	22,928
Costs and expenses				
Cost of sales	13,079	8,835	25,170	16,959
Depletion and amortization	3,046	1,578	5,378	2,576
Exploration	589	76	966	184
Foreign exchange loss	1,403	1,154	1,532	1,224
General and administrative	1,480	674	2,625	1,204
Interest and financing fees on long-term debt	927	434	1,514	1,020
	20,524	12,751	37,185	23,167
Earnings (loss) before income taxes, non-controlling interest and equity earnings (loss)	6,581	(88)	15,428	(239)
Tax expense (recovery) (note 10)	2,638	(105)	5,252	(70)
Non-controlling interest	-	-	-	-
Equity earnings (loss)	170	(25)	604	(36)
Net earnings (loss) for the period	4,113	(8)	10,780	(205)
Deficit - Beginning of period (note 3)	(25,279)	(36,259)	(31,479)	(36,062)
Prior period restatement (stock-based compensation) (note 3)	-	-	(467)	-
Deficit - End of period	(21,166)	(36,267)	(21,166)	(36,267)
Earnings (loss) per common share				
Basic and Diluted $ per share	$0.07	$0.00	$0.18	$(0.00)
Weighted average number of shares outstanding	60,299,677	48,289,536	59,433,831	45,925,555

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2004 and 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Six months ended	
	June 30, 2004 $	June 30, 2003 $	June 30, 2004 $	June 30, 2003 $
Cash flows from operating activities		(restated)		(restated)
Net earnings (loss) for the period	4,113	(8)	10,780	(205)
Items not affecting cash				
Depletion and amortization	3,046	1,578	5,378	2,576
Amortization of financing fees	42	(112)	86	(30)
Environmental and closure provisions	171	109	517	272
Equity (earnings) loss	(170)	25	(604)	36
Unrealized foreign exchange losses	1,331	1,157	1,721	1,367
Stock-based compensation expense	281	-	467	-
Future income tax recovery (expense)	2,638	(134)	5,252	(83)
	11,452	2,615	23,597	3,933
Change in non-cash operating working capital				
Decrease (increase) in accounts receivable and prepaid expenses	(64)	(1,123)	(2,835)	(1,540)
Decrease (increase) in inventory	482	(157)	837	(468)
Increase in other assets and deferred charges	(879)	-	(2,209)	-
(Decrease) increase in accounts payable and accrued liabilities	(1,050)	531	(4,109)	(411)
	9,941	1,866	15,281	1,514
Cash flows from financing activities				
Proceeds from long-term debt	23,496	10,726	41,372	20,591
Repayments of principal on long-term debt	(2,524)	(3,846)	(5,026)	(14,118)
Proceeds from issue of common shares and warrants	232	439	43,557	661
	21,204	7,319	79,903	7,134
Cash flows from investing activities				
Movement in restricted cash	(3,868)	-	(3,868)	-
Net payments to acquire capital assets and investments	(45,439)	(6,706)	(80,432)	(9,840)
Payments for deferred exploration and stripping costs	(2,305)	(1,184)	(3,469)	(1,844)
	(51,612)	(7,890)	(87,769)	(11,684)
Effect of exchange rate changes on cash	(1,079)	-	(1,573)	-
(Decrease) Increase in cash and cash equivalents	(21,546)	1,295	5,842	(3,036)
Cash and cash equivalents - Beginning of period	52,980	3,849	25,592	8,180
Cash and cash equivalents - End of period	31,434	5,144	31,434	5,144

(expressed in thousands of U.S. dollars, except where indicated)

1. Nature of Operations

First Quantum Minerals Ltd. (the Company or FQM) is engaged principally in the production of copper and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia and the Democratic Republic of Congo (DRC).

The Company's cash flow and profitability are affected by the market price of copper and acid, operating costs and exploration and development activity costs. The recoverability of the amounts shown in the consolidated balance sheets for deferred exploration and acquisition costs and property, plant and equipment is dependant upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, and the political and economic conditions in the African countries involved.

2. Basis of presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 3 of these interim consolidated financial statements.

3. Changes in accounting policy

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3110 "Asset Retirement Obligations". Under the new standard the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Upon adoption of these new recommendations the Company increased its capital assets and environmental provisions by $1,468 and $2,898 respectively. It also decreased its future income tax liability, retained earnings and inventory balances by $408, $1,280 and $258 respectively. As required by the new recommendation this change has been made retroactively with restatement of prior periods.

The restatement of previous periods has meant that certain comparative figures for the year ended December 31, 2003 presented in these financials have been restated from what was previously published. Specifically retained earnings and future income tax liability decreased by $1,428 and $528 respectively.

(expressed in thousands of U.S. dollars, except where indicated)

3. Changes in accounting policy (continued)

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA), set out in Section 3870 "Stock-based Compensation and other stock-based payments". Under the new standard on stock-based compensation the Company is required to expense the fair value of the options granted to the Income Statement at the date of issue. The previous policy only required disclosure of the fair value in the notes to the financial statements.

The fair value of the options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options is amortized over their vesting periods. Cash consideration received from employees when they exercise the options is credited to share capital.

Upon adoption of this standard the Company elected to retroactively adjust retained earnings without restatement. On January 1, 2004 the company decreased retained earnings by $467 and increased contributed surplus and common shares by $391 and $76 respectively.

Hedging Relationships

On Jan 1, 2004, the Company adopted CICA Accounting Guideline 13, "Hedging Relationships" ("AcG 13"), as a result of this the Company reviewed its existing hedge accounting treatment of certain derivative financial instruments in accordance with AcG 13, which establishes new criteria for hedge accounting.

Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

During its review, the Company identified the certain cross-currency swaps and interest rate swaps, which had previously been designated as hedges of fluctuation in currency rate movements. Although some of its other derivative financial instruments would qualify for hedge accounting, most would not qualify under the stringent guidelines of AcG 13, even though, in management's opinion, some of these contracts continue to be effective in mitigating the Company's exposure to interest rate and foreign currency fluctuations.

Having reviewed the current guidelines relating to hedge accounting, management is of the opinion that in order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company will instead mark-to-market all of its derivative financial instruments.

Upon adoption of this guideline the Company deferred previously unrecognized exchange rate losses of $1,252 and non-hedge derivative losses of $127 and increased the Bwana EIB loan by $1,379 to adjust the carrying value of this loan to the spot rate effective as at December 31, 2003.

(expressed in thousands of U.S. dollars, except where indicated)

4. Change in accounting estimate

Deferred Stripping Costs

Effective April 1, 2004, the company extended its reserves at Lonshi. Based on current reserve estimates measured as at April 1, 2004 the company has approximately 225,000 tonnes of acid soluble copper in the ground at Lonshi. The increase in the reserves at Lonshi has also resulted in a revised mine plan. The new plan, life of mine strip ratio, after consideration of previous deferred stripping provision, is 11.3:1, an increase from the previous mine plan of 8.4:1

5. Inventory

	June 30, 2004 $	December 31, 2003 $
Ore in stockpiles	8,522	10,476
Work-in-progress	890	767
Finished product	218	202
Total product inventory	9,630	11,445
Consumable stores	8,077	7,245
Total inventory	17,707	18,690
Less: Non-current portion	(1,114)	(1,114)
	16,593	17,576

6. Investments

	June 30, 2004 $	December 31, 2003 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b) - Shares	4,736	2,943
- Convertible note	-	167
	14,258	12,632

a) The Company has an 18.8% interest in Carlisa that holds a 90% interest in Mopani.

b) The Company has an 18.1% (December 31, 2003: 17.0%) interest in Anvil Mining Limited, which has an operating mine in the Democratic Republic of Congo (DRC), and a public company quoted on the Australian, Berlin, and most recently, the Toronto Stock exchanges. On January 19, 2004 the Company converted the remaining portion of its convertible note into common shares of Anvil. During the second quarter 2004, the Company acquired 330,000 common shares in Anvil, which are separately listed on the Toronto Stock Exchange. The remainder of its shareholding in Anvil remain listed on the Australian Stock Exchange.

(expressed in thousands of U.S. dollars, except where indicated)

7. Property, plant and equipment

			June 30, 2004
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,870	2,437	3,433
Mineral Property	36,904	16,215	20,689
Plant and Equipment	89,453	38,968	50,485
Work-in-progress	106,286	-	106,286
	238,513	57,620	180,893

			December 31, 2003
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,783	2,205	3,578
Mineral Property	35,441	16,896	18,545
Plant and Equipment	78,584	32,920	45,664
Work-in-progress	28,816	-	28,816
	148,624	52,021	96,603

8. Other assets and deferred charges

	June 30, 2004 $	December 31, 2003 $
Deferred finance fees - net of amortization	4,058	1,935
Non-current ore stockpiles (note 4)	1,114	1,114
Other deferred charges (note 3)	1,379	-
	6,551	3,049

(expressed in thousands of U.S. dollars, except where indicated)

9. Long-term debt

	June 30, 2004	December 31, 2003
	$	$
Drawn debt facilities		
Bwana and Comisa		
SCB facility (a)	21,492	25,074
Bwana EIB facility (b)	14,096	13,265
Banque Belgolaise facility (c)	4,800	6,000
	40,388	**44,339**
Kansanshi		
Kansanshi EIB facility (d)	41,079	-
Standard Bank facility (e)	6,000	-
ZCCM deferred payment (f)	3,333	3,333
	50,412	**3,333**
Other	**783**	**1,028**
Total long-term debt	**91,583**	**48,700**
Less: Current portion	(16,192)	(16,326)
	75,391	**32,374**
Undrawn debt facilities		
Kansanshi		
Standard Bank Group and WestLB (g)	120,000	120,000
Glencore International AG (h)	25,000	-
Banque Belgolaise and Export Development Bank of Canada (i)	30,000	
Kansanshi EIB facility (d)	-	42,677
Standard Bank facility (e)	-	6,000
	175,000	**168,677**

a. Standard Chartered Bank (SCB)

On November 19, 2003, Bwana entered into a new long-term debt facility with SCB to re-finance the above facility, and provide additional funding for capital expenditure projects and general working capital purposes. The new SCB facility of $30,000 is repayable in 14 equal quarterly instalments commencing in March 2004 and bears interest at a rate of LIBOR plus 2.5%.

The company has pledged as security the assets and undertakings of Bwana and the 25 million shares of the Company's shareholding in Anvil.

b. Bwana European Investment Bank (EIB) facility

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros for additional project financing on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003.

The company has pledged as security the assets and undertakings of Bwana pari passu with the pre-existing security provided to SCB.

As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps with a counterparty to mitigate the foreign exchange and interest rate risk. At June 30, 2004, the principal and interest rate swaps had fair values of $140,000 (Dec 2003: $468,000) and $(111,000) (Dec 2003: ($342,000)), respectively.

(expressed in thousands of U.S. dollars, except where indicated)

9. Long-term debt (continued)

c. Banque Belgolaise facility

On May 2, 2003, the company entered into a long-term debt facility with Banque Belgolaise to assist with financing the Comisa mining fleet. The facility bears interest at LIBOR plus 3% and is repayable in 10 quarterly instalments commencing in February 2004.

The company has pledged as security the mining fleet of Comisa.

d. Kansanshi EIB facility

On December 11, 2003, Kansanshi entered into a subordinated facility agreement with EIB, for 34 million Euros ($41.4 million), to finance the design, construction, operation and maintenance of the Kansanshi project. This facility is available for drawdown prior to October 31, 2006 and repayable in nine equal annual payments commencing October 31, 2007. Interest will be 7.2% until April 30, 2005 and thereafter will be recalculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year.

As at June 30, 2004, the Company has drawn down all of this facility. During the quarter the Company entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on Kansanshi EIB facility. At June 30, 2004, the principal and interest rate swaps had fair values of $(820,000) and $(75,000), respectively.

e. Standard Bank

On December 12, 2003, Kansanshi entered into a $6,000 facility with Standard Bank, London to finance Kansanshi's capital contribution pursuant to a connection agreement between Kansanshi and ZESCO Limited (the Zambian power utility), which provides for the construction of a new power line to service the Kansanshi project. The full amount of this loan was draw down in the first quarter of 2004 and advanced directly to ZESCO Limited.

This facility bears interest at LIBOR plus 3.5%. The full amount of the loan was repayable on June 12, 2004, but was repaid on July 7, 2004, from proceeds of the first drawdown of the Standard Bank Group and West LB Kansanshi project debt facility (note g).

This loan also included the issue of 250,000 warrants the value of which has been included as deferred finance costs.

f. ZCCM deferred payment

Consistent with the Kansanshi development agreement, the company agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April and July 2004 subject to the price of copper. As at June 30, 2004 no further payments have been made to ZCCM.

Undrawn debt facilities

g. Standard Bank Group and WestLB

On December 12, 2003, Kansanshi entered into a secured $120,000 senior facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project.

The facility comprises two tranches of $60,000, each available for drawdown until July 31, 2005. Tranche A is repayable in ten semi-annual instalments commencing on October 31, 2005; Tranche B is repayable in 21 quarterly payments commencing on January 31, 2006. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

(expressed in thousands of U.S. dollars, except where indicated)

9. Long-term debt (continued)

h. Glencore International AG

In the first quarter of 2004, Kansanshi entered into a $25,000 cost over run facility with Glencore International AG. The facility bears interest at LIBOR plus 3.5%. If utilised, the loan is repayable in ten semi-annual instalments commencing eighteen months after the project completion date.

i. Banque Belgolaise and Export Development Bank of Canada

In the second quarter of 2004, Kansanshi entered into a $30,000 facility with Belgolaise Bank and Export Development Canada. This facility is comprised of two tranches. Tranche A is for $25,000 and bears interest at LIBOR + 3% during the availability period and LIBOR + 2.5% thereafter. Tranche B is for $5,000 and 90% of this tranche bears interest at LIBOR + 1%, while the remainder bears interest the same as Tranche A.

This facility is available until the earlier of project completion date or March 31, 2005. The facility is repayable in twelve quarterly instalments commencing the earlier of 4 months after the project completion date or the July 31, 2005.

10. Future income taxes

	June 30, 2004 $	December 31, 2003 $
Opening Balances	4,589	2,957
Future Income tax expense	5,252	1,632
Closing Balance	9,841	4,589

The company has non-capital loss carry-forwards that are available for offset against future earnings. To date, the loss carry-forwards have been utilized so that no cash payments have been made for income tax purposes. The tax expense in the statement of earnings and deficit has been accrued as a result of operating profits at Bwana.

11. Other liabilities

	June 30, 2004 $	December 31, 2003 $
Environmental and closure provision (note 3)	5,095	4,578
Unrealized fair value of derivative instruments (note 3 and 14)	2,764	-
Deferred stripping liability	360	2,718
	8,219	7,296

(expressed in thousands of U.S. dollars, except where indicated)

12. Equity accounts

	June 30, 2004 $	December 31, 2003 $
Represented by:		
Common shares	154,198	110,557
Warrants	777	777
Contributed surplus	2,615	1,768
	157,590	113,102

Number of shares issued and outstanding	60,366,628	56,396,128
Weighted Average Number of Shares	59,433,831	50,668,307

13. Segmented information

The company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Bwana and Comisa Operations (BCO)

The Bwana plant and the Comisa mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation, with the Bwana plant processing the ore mined by Comisa. The Bwana plant in Zambia produces grade A copper cathodes from ore in tailings dumps and from Comisa's Lonshi open pit mine in the DRC. In addition, the Bwana plant manufactures sulphuric acid for use in processing the copper and for sale to third parties.

Kansanshi Copper Project (KCP)

The Kansanshi project is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project is in the construction phase which includes civil engineering and earthworks, with commissioning scheduled in late 2004 and commercial production commencing in 2005.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002, the company proportionately consolidated its investment in Carlisa. From March 1, 2002, the company now cost accounts for this investment (note 4) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani, which comprises the Mufulira Division and Nkana Division both in Zambia.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis.

(expressed in thousands of U.S. dollars, except where indicated)

For the six months ended **June 30, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	51,577	-	-	-	51,577
Interest and other income	13	-	-	1,023	1,036
Total Revenue	**51,590**	**-**	**-**	**1,023**	**52,613**
Cost of Sales	25,170	-	-	-	25,170
Segment gross profit	**26,420**	**-**	**-**	**1,023**	**27,443**
Other Expenses					
Depletion and amortization	5,304	-	-	74	5,378
Exploration	537	-	-	429	966
Foreign exchange loss (gain)	(677)	-	-	2,209	1,532
Non-hedge derivative loss (gain)	-	-	-	-	-
General and administrative	-	-	-	2,625	2,625
Interest and financing fees	1,498	-	-	16	1,514
Total Other Expenses	**6,662**	**-**	**-**	**5,353**	**12,015**
Segment profit (loss) before the under noted items	**19,758**	**-**	**-**	**(4,330)**	**15,428**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(604)	(604)
Tax Expense	5,252	-	-	-	5,252
Segment profit (loss)	**14,506**	**-**	**-**	**(3,726)**	**10,780**
Capital asset additions	11,945	70,077	-	7,646	89,668
Total assets	92,837	139,209	9,522	34,859	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	162,120
Total consolidated assets	123,580	139,209	9,522	166,236	438,547

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the six months ended **June 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	22,878	-	-	-	22,878
Interest and other income	23	-	-	27	50
Total Revenue	**22,901**	-	-	**27**	**22,928**
Cost of Sales	16,868	-	-	91	16,959
Segment gross profit	**6,033**	-	-	**(64)**	**5,969**
Other Expenses					
Depletion and amortization	2,535	-	-	41	2,576
Exploration	-	-	-	184	184
Foreign exchange loss (gain)	1,491	-	-	(267)	1,224
General and administrative	-	-	-	1,204	1,204
Interest and financing fees	1,001	-	-	19	1,020
Total Other Expenses	**5,027**	-	-	**1,181**	**6,208**
Segment profit (loss) before the under noted items	**1,006**	-	-	**(1,245)**	**(239)**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	36	36
Tax Expense (recovery)	(70)	-	-	-	(70)
Segment profit (loss)	**1,076**	-	-	**(1,281)**	**(205)**
Capital asset additions	9,027	5,765	-	127	14,919
Total assets	86,391	20,457	9,522	69,525	185,895
Inter-company balances included in total assets	(12,594)	-	-	(62,282)	(74,876)
Total consolidated assets	73,797	20,457	9,522	7,243	111,019

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **June 30, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	26,325	-	-	-	26,325
Interest and other income	6	-	-	774	780
Total Revenue	**26,331**	-	-	**774**	**27,105**
Cost of Sales	13,079	-	-	-	13,079
Segment gross profit	**13,252**	-	-	**774**	**14,026**
Other Expenses					
Depletion and amortization	3,008	-	-	38	3,046
Exploration	358	-	-	231	589
Foreign exchange loss (gain)	(446)	-	-	1,849	1,403
Non-hedge derivative loss (gain)	-	-	-	-	-
General and administrative	-	-	-	1,480	1,480
Interest and financing fees	921	-	-	6	927
Total Other Expenses	**3,841**	-	-	**3,604**	**7,445**
Segment profit (loss) before the under noted items	**9,411**	-	-	**(2,830)**	**6,581**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(170)	(170)
Tax Expense	2,638	-	-	-	2,638
Segment profit (loss)	**6,773**	-	-	**(2,660)**	**4,113**
Capital asset additions	7,721	35,380	-	5,333	48,434
Total assets	92,837	139,209	9,522	34,859	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	162,120
Total consolidated assets	123,580	139,209	9,522	166,236	438,547

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **June 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	12,699	-	-	-	12,699
Interest and other income	(46)	-	-	10	(36)
Total Revenue	**12,653**	-	-	10	**12,663**
Cost of Sales	8,789	-	-	46	8,835
Segment gross profit	**3,864**	-	-	**(36)**	**3,828**
Other Expenses					
Depletion and amortization	1,561	-	-	17	1,578
Exploration	-	-	-	76	76
Foreign exchange loss (gain)	1,227	-	-	(73)	1,154
General and administrative	-	-	-	674	674
Interest and financing fees	426	-	-	8	434
Total Other Expenses	**3,214**	-	-	**702**	**3,916**
Segment profit (loss) before the under noted items	**650**	-	-	**(738)**	**(88)**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	25	25
Tax expense (recovery)	(105)	-	-	-	(105)
Segment profit (loss)	**755**	-	-	**(763)**	**(8)**
Capital asset additions	6,686	5,146	0	64	11,896
Total assets	86,391	20,457	9,522	69,525	185,895
Inter-company balances included in total assets	(12,594)	-	-	(62,282)	(74,876)
Total consolidated assets	73,797	20,457	9,522	7,243	111,019

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

14. Hedging commitments

The Company uses derivative instruments to mitigate the effect of certain risks that are inherent in this business, and also to take advantage of opportunities to secure attractive pricing for commodities, currencies and interest rates.

As at June 30, 2004, the Company had entered into a number of derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate movements. These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward and put option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates. For foreign currency protection contracts, fair value was determined using the exchange rate at year-end.

The put options offer downside protection while allowing the company to participate in any copper and gold price appreciation. Forward contracts are based on a fixed copper and gold price and cap the price that will be received for sales in the future.

The fair values of these contracts are as noted below, and with the exception of copper forward contracts (note a), these have all been marked-to-market and recorded as other liabilities (note 11).

	Estimated Fair Value	
	June 30, 2004	**December 31, 2003**
	$	**$**
Copper forward contracts (a)	(3,491)	(3,336)
Copper option contracts (b)	1,472	-
Gold forward contracts (c)	(5,498)	-
Gold option contracts (d)	1,990	-
ZAR FX option (e)	136	143
Cross currency principal and interest swaps (f)	(866)	126

a) The Company has hedged 1,000 tonnes of its budgeted monthly copper production to December 2004 at the following prices; July 2004 $2,024 and August to December $2,036 per tonne respectively. These contracts are accounted for as long-term sales contracts and therefore are not marked-to-market. As at June 30, 2004, the Company has restricted cash of $3,901 that was required as margin on the out-of-the-money copper forwards at Bwana.

b) The Company has entered into put option contracts on 210,240 tonnes of its expected copper production at Kansanshi beginning in year 2005 and ending in year 2007 at a price of $1,800 ($0.82 lb). Upon entering into these contracts, the Company assumed a premium obligation of $19,174, which becomes due and payable between January 2005 and December 2007.

c) The Company has entered into put option contracts on a total of 139,296 ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in year 2005 and ending in year 2009.

d) The Company has also entered into contingent gold forward contracts on up to 139,926 ounces of gold with a strike price of $400 for part of its gold production at Kansanshi beginning in year 2005 and ending in year 2009.

e) The Company has entered into an option swap ZAR to USD.

f) The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facility.

(expressed in thousands of U.S. dollars, except where indicated)

15. Commitments and contingencies

Kansanshi deferred consideration

Under the terms of the purchase agreement, the company has agreed to make a final payment to Cyprus Amax in connection with the Kansanshi acquisition. This amount will be calculated as $25,000 less an amount equal to the average market value for the thirty days prior to the commencement of commercial production of the 1.4 million common shares that the company previously issued to Cyprus Amax.

Guelb Moghrein Copper-Gold project

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company has conditionally agreed to make the following payments; $2 million upon satisfaction of certain conditions (first payment date); $3 million, 12 months after first payment date; and $5 million, 24 months after first payment or commercial production.

Commitments

In conjunction with the development of Kansanshi and other projects, the company has committed to approximately $120.1 million in capital expenditures as at June 30, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

(August 11, 2004)

Second Quarter and Six Months ended June 30, 2004
(expressed in U.S. dollars)

Highlights

Second Quarter ended June 30, 2004:

- Copper production of 9,585 tonnes (21 million pounds) with a cash cost (C1) of $0.48 per pound
- Acid production of 34,265 tonnes of which 19,149 tonnes were sold externally
- Net earnings of $4.1 million or $0.07 per share
- Cash flow from operations, after operating working capital movements other than cash, were $9.9 million or $0.17 per share

Six Months ended June 30, 2004:

- Copper production of 19,274 tonnes (42 million pounds) with a cash cost (C1) of $0.44 per pound
- Acid production of 68,609 tonnes of which 39,912 tonnes were sold externally
- Net earnings of $10.8 million or $0.18 per share
- Cash flow from operations, after operating working capital movements other than cash, were $15.3 million or $0.26 per share

Summary of Financial and Operational Results

The following discussion, analysis and financial review are comprised of nine main sections:

1. Selected Annual Information
2. Discussion of Earnings and Operations
3. Discussion of Cash Flows
4. Discussion of Financial Position and Liquidity
5. Other Matters
6. Second Quarter Review
7. Outlook
8. Critical Accounting Policies
9. Summary of Quarterly Results

For further information on the Company reference should be made to the Company's Annual Information Form (AIF) and also to its public filings that are available on www.sedar.com.

1. Selected Annual Information

Selected Annual Information
Table 1

Statement of Operations ($ millions)	2004 (6 months)	2003[1] (12 months)	2002[1] (13 months)	2001[1]	2000[1]
Total Revenues	$52.6	$60.7	$51.3	$138.1	$91.2
Net Earnings (Loss)	10.8	4.5	(3.9)	(21.3)	7.2
Net Earnings per Share					
Basic	$0.18	$0.09	$(0.09)	$(0.58)	$0.30
Diluted	$0.18	$0.09	$(0.09)	$(0.58)	$0.27
Balance Sheet ($ millions)					
Total Assets	$276.4	$162.1	$99.2	$156.6	$129.5
Total long-term liabilities	93.5	44.3	27.1	61.2	54.5
Shareholders' Equity ($ millions)	$136.4	$81.6	$52.1	$45.0	$32.0
Cash Flow from:					
Operating activities ($ millions)	$15.3	$15.9	$(4.1)	$6.5	$9.4
Operating per share	$0.26	$0.31	$(0.09)	$0.18	$0.37

[1] *amounts have been restated to conform to new Canadian GAAP requirements*

The comparison between financial years is complicated by the change in fiscal year end that occurred in 2002. This change means that the 2002 year is a 13 month period.

Comparison between years is further complicated by the results of Carlisa being proportionately consolidated from April 1, 2000 to March 1, 2002. After diluting its investment in Carlisa, the Company now cost accounts for its investment. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

2. Discussion of Earnings and Operations (year to date)

Consolidated Revenue

Revenues increased to $52.6 million (2003: $22.9m; 2002: $33.2m) which comprised copper revenues of $45.5 million (2003: $17.2 m; 2002: $6.3 m), acid revenues of $6.1 million (2003: $5.6m; 2002: $5.5m) and other revenue of $1 million (2003: $0.1 m; 2002: $0.2m). Revenues were up 130% on the comparative period due to improved copper prices and a 74% increase in copper production at Bwana. Acid revenues were up 9% on the comparative period due to increased acid production from the acid plants (8%), and higher acid prices (7%) as the company was able to recoup higher sulphur input costs from its customers. These increases were offset by a higher internal consumption of acid. The increase in other revenue can be principally attributed to recoupment of costs from Kansanshi and interest income on cash balances.

Six Month Revenues
Table 2

	2004	2003	2002
Revenues ($ millions)			
Copper	$45.5	$17.2	$6.3
Acid	6.1	5.6	5.5
Other	1.0	0.1	21.4
Total Revenue	52.6	22.9	33.2
Sales Statistics (tonnes)			
Copper Sales	19,246	11,177	4,338
Acid Sales	39,912	39,264	36,508
Realized Price			
Copper ($ per pound)	$1.07	$0.70	$0.65

The realized copper price rose to $1.07 per pound (2003: $0.70; 2002: $0.65). The LME copper price remained strong for the first six months of 2004 with LME copper inventories falling and demand remaining strong from China. The average LME cash price for the first six months of 2004 was $1.25 (2003: $0.75; 2002: $0.70). The difference between the LME price and the realized price was due to realization charges and hedging activities. During the six months ended, June 30, 2004, the company delivered into copper forward contracts on a portion of the Company's copper sales at an average realized price of $0.86 per pound.

Consolidated Cost of Sales and Production Statistics

Cost of sales for the six months ended June 30, 2004, were $25.2 million (2003: $17.0m: 2002: $31.8m). The 48% increase in cost of sales was primarily due to the 73% increase in copper cathode sold. The 2002 amount includes Carlisa cost of sales of $24.1 million as a result of having proportionately consolidated the Company's investment in Carlisa.

Six Month Cost of Sales and Production Statistics Table 3			
	2004	2003	2002
Costs			
Cost of Sales ($ million)	$25.2	$17.0	$31.8
C1 Costs ($ per pound)	$0.44	$0.44	$0.18
C3 Costs ($ per pound)	$0.59	$0.70	$0.49
Production Statistics (tonnes)			
Copper Production	19,274	11,093	4,338
Acid Production	68,609	63,671	62,875
Ore mined	150,978	12,581	376,640
Ore Grade Mined	4.8%	4.4%	5.0%
Waste mined	3,889,141	1,770,067	1,667,154

Other expenses for the six months ended June 30, 2004 were $12.0 million (2003: $6.2m 2002: $5.4m). Other expenses comprised depletion and amortisation of $5.4 million (2003: $2.6m; 2002: $2.8m), general and administration costs of $2.6 million (2003: $1.2m; 2002: $1.3m) and interest and financing expenses of $1.5 million (2003: $1.0m; 2002: $1.4m). The movement in depreciation expense is due to the increased production at Bwana which uses the units of production method of depreciation. General and administrative expenses have increased disproportionately due to the change in accounting treatment that now requires the expensing of stock options. In the first six months of 2004, $0.5 million was charged to the income statement for the expensing of stock options.

Mining

The on-going exploration program at Lonshi has increased the mine reserve to 225,000 tons of acid soluble copper as at April 1, 2004. In the light of this reserve increase, and the prevailing improvement in copper price, a new mine plan was generated. The new mine plan has life-of-mine stripping ratio of 12.0:1 compared to the previous plan of 8.4:1.

For the six months ended June 30, 2004, approximately 150,978 tonnes (2003: 12,581t; 2002: 376,640t) of ore and approximately 3,889,141 tonnes (2003: 1,770,067t; 2002: 1,667,154t) of waste were mined in total. The relatively high rates of mine production during 2004 are due to the higher projected copper production from Bwana and the need to re-establish a strategic/bank security stockpile The strip ratio (ratio of waste to ore) for the first six months was 25.8:1 (2003: 140.7:1; 2002: 4.4:1). The mining conditions militate against the production of ore during the wet months (December to April); this explains the relatively low rates of production of ore in this period. As a result the Company has deferred costs of approximately $2.4 million since December 31, 2003 (2003: $1.6m) associated with its mining program. For a full understanding of the implications of this policy, reference should be made to the critical accounting policies in both the 2003 Annual Report and Management Discussion and Analysis

Processing

For the six months ended June 30, 2004, copper production increased to 19,274 tonnes (2003: 11,093t; 2002: 4,338t). The 72% increase in production has resulted from a steady state of production being reached as well as Bwana realizing the benefits of the new ore-delivery system and other processing initiatives. For the first six months of 2003, Bwana was still coming to terms with processing Lonshi ore in the wet and was working towards maximizing the processing capacity from the expansion that occurred at the end of 2002. The Bwana plant is on track to exceed the budgeted target of 35,000 tonnes of copper cathode in 2004.

Cash costs (C1) for the six months were $0.44 per pound (2003: $0.44/lb; 2002: $0.18/lb) and total costs (C3) were $0.59 per pound (2003: $0.70/lb; 2002: $0.49/lb). Although cash costs (C1) have remained the same from 2003 to 2004, there have been two offsetting factors that have caused the C1 costs to remain constant. As a result of the increase in copper production, the acid credit per pound of copper produced has fallen to $0.06 per pound from $0.11 per pound in the first six months of 2004. This reduced acid credit has been offset by reduced mining and processing costs.

Acid production was 68,609 tonnes (2003: 63,671t; 2002: 62,875t), of which 39,912 tonnes (2003: 39,264t; 2002: 36,508t) of surplus acid production was sold to external customers. The increase in acid production for the six months can be predominantly explained by the timing of planned maintenance programs. The increase in acid production has only been partially reflected in the surplus acid sales as more acid has been consumed internally due to higher copper production.

Consolidated Earnings

Six Month Net Earnings Table 4			
	2004	2003	2002
Earnings			
$ (millions)	$10.8	$(0.2)	$(2.5)
Basic earnings per share	$0.18	$0.00	$(0.05)
Diluted earnings per share	$0.18	$0.00	$(0.05)

Net earnings for the six months increased to $10.8 million (2003: $(0.02m); 2002: $(2.5m)) or $0.18 per share (2003: $(0.00); 2002: $(0.05)). Equity investment earnings for the six month period were $0.6 million (2003: $(0.01); 2002: $0.0). The improvement in equity investment earnings came as a result of positive earnings from Anvil's Dikulushi mine in the Democratic Republic of Congo (DRC) on the back of improved production and stronger copper prices.

3. Discussion of Cash Flows

Consolidated Cash Flow

Six Month Cash Flows Table 5			
	2004	2003	2002
Cash Flows from: ($ millions)			
Operating activities	$15.3	$1.5	$(3.4)
Financing activities	79.9	7.1	(1.8)
Investing activities	(87.8)	(11.7)	(3.3)

Six Months ended June 30, 2004

The cash inflow from operating activities was $15.3 million (2003: $1.5m; 2002: ($3.4m) or $0.26 per share (2003: $0.03; 2002: ($0.08)). The significant turnaround in cash flow from operations is attributable to the improvement in revenue resulting from increased production and improved copper prices. Cash flow from operating activities was impacted adversely by movements in operating working capital other than cash of $8.3 million for the six month period.

Included within the cash flow from operating activities was an increase in accounts receivable which were principally related to the timing of copper collections.

The cash inflow from financing activities was $79.9 million (2003: $7.1m, 2002: ($1.8m)). On the February 10, 2004, the Company issued 3.75 million shares at $CDN16.00 for the net proceeds of approximately $43.2 million. In addition the Company also made draw downs on the Kansanshi EIB facility. The draw downs during the first six months amounted to €34 million Euro ($41.1 million). The Company has repaid $4.8 million on the Banque Belgolaise facility and Bwana Standard Charted facilities in the first six months of the year.

The cash outflow from investing activities was $87.8 million (2003: ($11.7m); 2002: ($3.3m)). During the first six months of 2004 the Company continued its capital investment in Kansanshi.

Financings 2004

The following table provides detail of all the financings that were undertaken in 2004 and the actual use of proceeds compared with their stated use of proceeds at the time the financing was announced:

Financing 2004 Table 6			
		Use of Proceeds	
Lender / Source	**Amount**	**Proposed**	**Actual**
3.75 million Common Shares @ CDN16.00 (Feb 10, 2004)	$45.2 million (gross proceeds)	For exploration, and development and general corporate purposes.	As proposed
Standard Bank	$6 million	Financing of Kansanshi Powerline	As proposed
European Investment Bank (EIB)(Kansanshi) (Fully drawn as at June 29, 2004)	€34 million	Finance construction at Kansanshi	As proposed
Standard Bank Group and West LB facility	$120 million	Finance construction at Kansanshi	Undrawn
Banque Belgolaise and Export Development Bank of Canada	$30 million	FQM Zambia Mining Fleet	Undrawn
Glencore International AG	$25 million	Kansanshi Cost Overrun Facility	Undrawn

All of the debt facilities associated with Kansanshi are now available and the Company will draw upon these facilities as required. On July 7, 2004, $30 million was drawn from the Standard Bank Group and West LB facility. Part of this drawdown was used to repay the Standard Bank facility for the financing of the Kansanshi Powerline that was due for repayment on June 12, 2004.

In addition, on July 8, 2004 the company made the first drawdown on the Banque Belgolaise and Export Development Bank of Canada facility for $10.9 million. As proposed, the drawdown was used to finance the mining fleet at Kansanshi.

4. Discussion of Financial Position and Liquidity

Financial Position
Table 7

	2004 Jun 30	2003 Dec 31	2002 Dec 31
Assets ($ millions)			
Cash and cash equivalents	$31.4	$25.6	$8.2
Total current assets	72.4	47.6	23.0
Total assets	276.4	162.1	99.2
Liabilities ($ millions)			
Total current liabilities	$44.4	$34.1	$17.8
Net long-term debt	75.4	32.4	20.1
Total liabilities	137.8	78.3	44.9
Shareholders' Equity ($ millions)	136.4	81.6	52.1
Working capital ($ millions)	$28.0	$13.5	$5.2
Weighted Average # Shares	59,433,831	50,668,307	43,362,680
Outstanding # of Shares	60,366,628	56,396,128	43,506,628

Cash and cash equivalents

At June 30, 2004, the Company had cash and cash equivalents of $31.4 million (Dec 2003: $25.6m; Dec 2002: $8.2m). The increase in cash can be attributed to the equity financing that occurred on Feb 10, 2004 ($43.2m) and positive cash flow from operating activities ($15.3m), which has been offset by the capital investment, principally in Kansanshi, of $79 million of which only $41 million has been debt financed to date.

Restricted Cash

As at June 30, 2004, the Company has $3.9 million in cash that is being held as margin for the out-of-the-money copper forwards at Bwana.

Current assets

Total current assets were $72.4 million (Dec 2003: $47.6m; Dec 2002: $23m) the increase in current assets was due to increased cash and cash equivalents, restricted cash and accounts receivables and prepaid expenses associated with the Kansanshi development.

Total assets

Total assets were $276.4 million (Dec 2003: $162.1m; Dec 2002: $99.2m). The large increase is as a result of an increase in current assets and also capital assets. The capital assets have increased due principally to the continuing construction and investment at Kansanshi.

Current liabilities

Current liabilities were $44.4 million (Dec 2003: $34.1m; Dec 2002: $17.8m). The increase for the first six months of 2004 can be attributed to an increase in accounts payable associated with Kansanshi and an increase in the current portion of long-term debt.

Net long-term debt

Net long term debt was $75.4 million (Dec 2003: $32.4m; Dec 2002: $20.1m). The increase was due to the $41 million drawdown on the EIB Kansanshi facility, net of other repayments of $5.0 million.

Other Liabilities

Other liabilities were $8.2 million (Dec 2003: $7.3m; Dec 2002: $0.7m), which include provisions for environmental and closures, $5.1 million (Dec 2003: $4.6m; Dec 2002: $0.7m), provisions for deferred stripping, $0.3 million (Dec 2003: $2.7m), and deferred foreign exchange gains on derivative instruments of $2.8 million (Dec 2003: $0.0m). The deferred stripping liability decreased during the first six months as the mining activities at Lonshi focussed on pre-stripping. The unrealized fair value on derivative instruments represents the unrealized marked-to-market gains and losses on the derivative instruments at June 30, 2004. Reference should be made to the Financial Instruments note contained in section 5.

Total liabilities

Total liabilities were $137.8 million (Dec 2003: $78.3m; Dec 2002: $44.9m) which include future income taxes of $9.8 million (2003: $4.6m; 2002: $3.5m). The provision for future income taxes continues to increase as the Company generates positive earnings at Bwana and utilizes accelerated capital allowances for tax purposes to minimize the amount of cash taxes payable.

Contractual Obligations

Payments Due by Period Table 8							
($ millions)	**Total**	**Less than 1 year**	**1 – 2 years**	**2 – 3 years**	**3 – 4 years**	**4 – 5 years**	**There after**
Long Term Debt $	$91.6	$22.2	$12.3	$9.9	$8.6	$8.9	$29.7
Commitments	$120.1	$112.1	$3.0	$5.0	-	-	-

Under the terms of the Kansanshi purchase agreement the Company is required to make a final payment to Cypress Amax. This amount will be calculated as $25.0 million less an amount equal to the average market value, for the thirty days prior to the project achieving commercial production, of 1.4 million common shares of the Company. This amount has not been included in the table above.

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company has conditionally agreed to make the following payments; $2 million upon satisfaction of certain conditions (first payment date); $3 million, 12 months after first payment date; and $5 million, 24 months after first payment or commercial production.

Undrawn Debt Facilities

As at June 30, 2004 the Company had undrawn debt facilities of $175 million (Dec 2003: $168.7m) that have been designated for the capital requirements of the Kansanshi project. The Company will draw upon these facilities as required. In July 2004, $16.9 million was drawdown from these undrawn debt facilities.

Working capital

As at June 30, 2004 the working capital of the Company was $28.0 million (Dec 2003: $13.5m; Dec 2002: $5.2m). The improvement in the working capital ratio comes primarily from the positive cash flow from operations and the equity financing that was completed in February.

Shareholders' Equity

As at June 30, 2004, the Company had shareholders' equity of $136.4 million (Dec 2003: $81.6m; 2002: $52.1m). During the first six months the Company raised $43.2 million from the placement of 3.75 million shares for CDN$16.00, the proceeds of which will be used to assist in funding the exploration and development of the Lufua Project in the DRC. Any additional proceeds will be used for potential acquisitions, working capital and general corporate purposes.

As at June 30, 2004 the Company had 60,366,628 common shares outstanding (Dec 2003: 56,396,128; Dec 2002: 43,506,628). In addition to the outstanding common shares, the Company had 2,758,000 options and 250,000 warrants outstanding. The weighted average number of shares outstanding for the six months was 59,433,831 (Dec 2003: 50,668,307; Dec 2002: 43,362,680)

5. Other Matters

Quarterly Segmented Discussion Table 9			
($ millions)	**BCO**	**CDA**	**Total**
Revenue	$51.6	$1.0	$52.6
Cost of Sales	25.2	-	25.2
Gross Profit	26.4	1.0	27.4
Other expenses	11.9	4.7	16.6
Net Earnings	14.5	(3.7)	10.8

Segmented Information

For the six months ended June 30, 2004, the combined operation at Bwana and Comisa (BCO) had revenues of $51.6 million (2003: $22.9m; 2002: $11.8m). CDA refers to Corporate Development and Administration.

Kansanshi Copper Project ("Kansanshi")

As at June 30, 2004, the Kansanshi project is approximately 79% complete. Engineering and Design is essentially complete with the exception of control system design. Site construction is approximately 59% complete. $90.4 million of the direct capital cost of the process plant has been committed. All major equipment items and long lead items have been purchased. All site construction contracts have been awarded and site construction for disciplines is in progress. Site construction is at peak levels.

The construction and procurement process began in earnest in September 2003. As of June 2004, engineering and design aspects of the project are complete. Major bulk earthworks are generally complete, roads and drains have been established. The majority of site concrete is due to be completed in August. Structural, mechanical and site plate work erection is well underway with some tankage areas largely complete. Site spooling and fabrication of pipe work is proceeding and installation of process plant piping has commenced. The installation of tailings and return lines are well advanced. Electrical works continue, with a number of substations now being equipped and cable pulling is underway.

For a complete understanding of the Kansanshi project and its significance to the Company reference should be made to the 2003 Annual Report and Management Discussion and Analysis.

Guelb Moghrein Copper-Gold Project

The Government of Mauritania has signed an agreement approving the involvement of First Quantum Minerals in the development of the Guelb Moghrein copper-gold deposit located near Akjoujt in Mauritania. The agreement clears the way for a new company to be formed which will be beneficially owned 80% by First Quantum Minerals and 20% by Guelb Moghrein Mines d'Akjoujt SA.

First Quantum Minerals has conditionally undertaken to develop Guelb Moghrein with production expected by the fourth quarter of 2005. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Noucakchott and exported to smelters in Europe and Asia.

The Guelb Moghrein deposit is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. It consists of an open pit mineable, copper/gold deposit containing a measured and indicated resource of 23.7 million tonnes grading 1.88% total copper and 1.41 grams of gold per tonne, as estimated by Kilborn-SNC Lavalin Europe Limited, for a previous owner.

This resource was estimated in accordance with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, July 1998, and hence is believed to have been done to the industry standards then pertaining. The resource, which First Quantum considers relevant, has not been verified by a Qualified Person for First Quantum as required by National Instrument 43-101. First Quantum is not treating the resource as a National Instrument 43-101 defined resource and therefore it should not be relied upon. First Quantum intends to establish a new resource under National Instrument 43-101 guidelines in due course.

Deferred Exploration

As at June 30, 2004, the Company had deferred exploration costs of $2.3 million (Dec 2003: $2.2m; Dec 2002:$1.0m), which consisted of deferred costs in relation to Lufua $1.2 million (Dec 2003: $1.1m), Lonshi $0.7 million (Dec 2003: $0.7m) and Zambian exploration projects $0.4 million (Dec 2003:$0.4m). Lufua is a copper-cobalt prospect located in the DRC. The deferred exploration costs for Lonshi are costs associated with a further potential extension of the copper resource at the Lonshi mineral property in the DRC. Effective April 1, 2004, the Company transferred $1 million from deferred exploration to mineral property to reflect the increase in reserves and the new mine plan.

During the six months ended June 2004, the Company expensed $1 million (2003: $0.2m; 2002: $0.1m) on other exploration targets that were predominantly located within the DRC and Zambia. Exploration activities in the first three months of each year are generally limited due to the wet season in Zambia and the DRC.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at June 30, 2004 is $9.5 million (Dec 2003: $9.5; Dec 2002: $9.5m). There were no movements in this investment during the first six months of 2004.

In a recent article in the Lusaka Post, it was noted that Mopani had produced about "80,000 metric tonnes of copper for the first half of this year." In a further media release, Mopani announced that it "is to invest $90 million into the expansion smelting facility and the erection of an acid plant." The new smelter will be initially designed to process 650,000 tonnes of copper concentrate per annum. As the majority owner of Mopani is a private company, only limited public information is available for dissemination.

Investments -Anvil

The Company holds an 18.1% (2003: 17.0%; 2002: 18.6%) interest in Anvil Mining Limited (Anvil), a public company quoted on the Australian (ASX), Berlin, and most recently, the Toronto Stock Exchange (TSX). The Company currently holds 36,996,171 shares (2003: 34,029,857; 2002: 31,148,857) listed on the ASX and acquired 330,000 shares listed on the TSX during the second quarter. The carrying value of this investment as at June 30, 2004 was $4.7 million (2003: $3.1m; 2002: $2.8m). The market value of this investment as at June 30, 2004 was approximately $17.4 million (2003: $10.5m; 2002: $2.1m).

On June 2, 2004, Anvil completed a Canadian initial public offering. The purpose of this offering was to enhance Anvil's ability to access the larger North American capital markets and enhance opportunities for the development and growth of Anvil.

Further information on Anvil can be found at www.anvil.com.au.

Financial Instruments

As at June 30, 2004, the Company had entered into a number of derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate movements. These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward and put option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates. For foreign currency protection contracts, fair value was determined using the exchange rate at quarter-end.

The put options offer downside protection while allowing the company to participate in any copper and gold price appreciation. Forward contracts are based on a fixed copper and gold price and cap the price that will be received for sales in the future.

Copper Financial Instruments

The Company has entered into forward contracts of 1,000 tonnes of its budgeted monthly copper production at Bwana to December 2004 at the following prices; July 2004 $2,024 ($0.92 lb) and August to December $2,036 ($0.92 lb) per tonne respectively. At June 30, 2004, the fair value of these copper forwards was negative $3.5 million. These forward contracts are accounted for as long-term sales contracts and therefore are not marked-to-market.

The Company has entered into put option contracts of 210,240 tonnes of its expected copper production at Kansanshi beginning in year 2005 and ending in year 2007 at a price of $1,800 per tonne ($0.89 lb). At June 30, 2004, the fair value of these copper put options was $1.5 million and has been accounted for in the balance sheet as unrealized fair value of derivative instruments.

Gold Financial Instruments

The Company has entered into put option contracts on 139,296 ounces at a forward price of $350 per ounce gold production at Kansanshi beginning in year 2005 and ending in year 2009.

The Company has also entered into contingent gold forward contracts over the same period as the gold options on up to 139,926 ounces of gold.

Other Financial Instruments

The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facility. At June 30, 2004, the fair value of these instruments was negative $866,000 and has been accounted for in the balance sheet as unrealized fair value of derivative instruments.

The Company has entered into an option swap ZAR to USD. At June 30, 2004, the fair value of this instrument was $136,000 and has been accounted for in the balance sheet as unrealized fair value of derivative instruments.

6. Second Quarter Review

Second quarter revenues were $27.1 million (2003: $12.7m; 2002: $5.1m) which included copper revenues of $23.4 million (2002: $10.3m; 2002: $3.3m), acid revenues of $2.9 million (2003: $2.4m; 2002: $2.3m), and other revenues of $0.8 million (2003: $0.0m; 2002: $(0.5m)). Copper revenues increased 127% due to improvements in both the realized copper price and a 42% increase in copper production at Bwana. Acid revenues also increased due to increased acid production and the Company's ability to pass higher sulphur prices onto its customers through an increased acid price. The increase in other revenue can be principally attributed to recoupment of corporate costs from Kansanshi and interest income on cash balances.

Second Quarter Statistics Table 10			
	2004	**2003**	**2002**
Revenues: ($ millions)	**3 months**	**3 months**	**3 months**
Copper	$23.4	$10.3	$3.3
Acid	2.9	2.4	2.3
Other	0.8	0.0	(0.5)
Net Earnings ($ millions)	$4.1	$(0.2)	$2.1
Production Statistics (tonnes)			
Copper Production	9,585	6,734	2,258
Acid Production	34,265	29,286	27,586
Ore Mined	84,536	12,581	348,285
Waste Mined	2,853,637	1,342,858	992,820
Costs of Production			
Cash Costs (C1)	$0.48	$0.44	$0.25
Cash Costs (C3)	$0.67	$0.69	$0.58

Cost of sales were $13.1 million (2003: $8.8m; 2002: $3.5m), the increase in cost of sales was predominately driven by the increase in copper production. Other expenses for the second quarter were $7.4 million (2003: $3.9m; 2002: $2.0m). Other expenses were predominantly comprised of depreciation of $3 million (2003: $1.6m; 2002: $1.1m) and general and administration expenses of $1.5 million (2003: $0.7m; 2002: $0.8m). The movement in depreciation expense is due to the increased production at Bwana which uses the units of production method of depreciation. Included in the general and administration expense for the second quarter was $0.3 million of stock option expense, which is now required to be charged to the income statement.

Mining

During the second quarter 2004, approximately 84,536 tonnes (2003: 12,581t; 2002: 348,285t) of ore and approximately 2,853,637 tonnes (2003: 1,342,858t; 2002: 992,820t) of waste were mined from Lonshi. The strip ratio for the quarter was 33.8:1, which was significantly greater than the revised life to date mine strip ratio of 12.0:1. The Company extended its focus on pre-stripping as access to the bottom of the pit was limited due to water inflow that occurred in the first half of the quarter. By the end of the quarter access to the pit had improved.

Processing

During the second quarter 2004, copper production increased to 9,585 tonnes (2003: 6,734t; 2002: 2,258t). The 40% increase over 2003 was due to a steady state of production being reached as Bwana realized the benefits of the new ore delivery system and other processing initiatives.

Cash costs (C1) were $0.48 per pound (2003: $0.44 lb; 2002:$0.25 lb) and total costs (C3) were $0.67 per pound (2003: $0.69 lb; 2002: $0.58 lb) of copper. The increase in costs from 2003 can be principally attributed to higher ore costs associated with the mobilisation of an expanded mining fleet at Lonshi, and lower ore grades. The lower ore grades came as a result of processing ore from stockpiles rather than directly from the Lonshi pit.

In comparison to the first quarter 2004, cash costs were higher (Q1 2004: $0.39/lb: Q2 2004: $0.48/lb) due to a decrease of $0.03 per pound in the acid credit due to the planned acid plant maintenance shutdown, an increase in mining costs of $0.03 per pound due to the lower ore grades and mobilisation costs of the expanded mining fleet at Lonshi, and an increase of $0.02 per pound in operating costs as a result of the accrual of site bonuses.

Acid production increased to 34,265 tonnes (2003: 29,286t; 2002: 27,586t) of which 19,149 tonnes (2003: 15,832t; 2002: 15,006t) of surplus acid production was sold. The increase in acid production can be principally attributed to the timing of maintenance shutdowns. In 2003, both acid plants maintenance programs occurred in the second quarter as compared with only one in the second quarter of 2004.

Cash Flow

During the second quarter 2004, the cash flow from operating activities was $9.9 million (2003: $1.9m; 2002: $(1.3m)) or $0.16 per share (2003: $0.04; 2002: $0.07). The significant improvement in cash flow from operations is attributable to the improvement in revenue resulting from increased production and improved copper prices. Cash flow from operating activities was impacted adversely by movements in working capital other than cash of $1.5 million for the quarter.

The cash flow from operations improved quarter on quarter from $5.4 million in the first quarter to $9.9 million in the second quarter 2004. Although net profit for the second quarter was lower than the first quarter by $2.5 million this decrease was offset by improved cash collections from accounts receivable of $2.7 million, a smaller reduction in accounts payable balances of $2.0

million, and an increase in non cash operating expenses of approximately $1.7 million associated with depreciation and foreign exchange losses.

The cash inflow from financing activities was $21.2 million (2003: $7.3m; 2002: ($0.4m)). During the second quarter 2004, the Company made drawdowns on the Kansanshi EIB facility in the amount of €19.4m Euro ($23.5 million).

The cash outflow from investing activities was $51.6 million (2003: $7.9m; 2002: $5.8m) and was principally due to the construction associated with the Kansanshi project.

7. Outlook

Based on copper production of 19,274 tonnes for the first six months of 2004 the Bwana Mkubwa SX/EW processing facility is expected to exceed annual forecast production of 35,000 tonnes of copper cathode. Cash costs (C1) remain inline with forecast of an improved upon $0.44 per pound of copper. During the second half of the 2004, unit operating costs should benefit from higher ore grade, lower cost owner mining at the Lonshi mine, improved metal recoveries through the installation of two additional counter current decantation (CCD) tanks and the installation of the fourth rectiformer at the new tank house. During July, Bwana Mkubwa had record production for the month of 3,500 tonnes of copper cathode.

At Kansanshi, construction is well underway. Waste stripping and ore stockpiling will commence in the third quarter with first fill of reagents and "wet" circuit testing beginning in October. Commissioning will start during the fourth quarter during which fine-tuning and optimization of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place. Improvements to the sulphide milling circuit resulting in name plate throughput of approximately 4 million tonnes per year will result in copper production outperforming the DFS forecasts in the early years of operation. In addition, studies continue to consider bringing forward expansions scheduled in the DFS in years three and five with the aim of increasing copper output sooner.

At the newly discovered Lufua project in the DRC, in-fill drilling to move the resource into the reserve category is underway, metallurgical testing and preliminary feasibility work is being carried out in 2004.

At Guelb Moghrein, metallurgical test work on ore samples has been initiated to determine the optimum process for recovery of the copper and gold mineralization. MDM Processing, an Australian engineering company, has been contracted to oversee this metallurgical work and to complete the preliminary process design. Under the current timetable, the metallurgical test work and process design, which will lead to a feasibility study, is projected to be completed by the end of 2004, with contracts for the plant construction anticipated to be early in 2005.

A substantial exploration program is underway for the DRC Pedicle region where First Quantum controls approximately 11,000 square kilometers of prospective geology. Drilling will test several copper soil anomalies including Lufua East, Nina, Ndongo, Ndongo East and Lonshi South. Drilling will also take place in Zambia at the Mkushi prospect and in Joint Venture with BHP Billiton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress and a program to drill test these occurrences is planned for 2004.

8. Critical Accounting Policies

The following section outlines those changes in accounting policies that have been occurred since the filing of the Company's 2003 Audit Financial Statements and the accompanying Management Discussion and Analysis. For a full understanding of the critical accounting policies of the company reference should be made to the aforementioned financial statements.

<u>Stock-Based Compensation</u>

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA), set out in Section 3870 "Stock-based Compensation and other stock-based payments". Under the new standard on stock-based compensation the Company is required to expense the fair value of the options granted to the Income Statement at the date of issue. The previous policy only required disclosure of the fair value in the notes to the financial statements.

The fair value of the options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options is amortized over their vesting periods. Cash consideration received from employees when they exercise the options is credited to share capital.

The adoption of this standard required retroactive adjustment to retained earnings without restatement. On Jan 1, 2004 the company decreased retained earnings by $467,000 and increased contributed surplus and common shares by $391,000 and $76,000 respectively.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of the CICA set out in Section 3110 "Asset Retirement Obligations". Under the new standard the company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Upon adoption of these new recommendations the Company, increased its capital assets and environmental provisions by $1.5 million and $2.9 million respectively. It also decreased its future income tax liability, retained earnings and inventory balances by $0.4 million, $1.3 million and $0.3 million respectively.

Hedging Relationships

On January 1, 2004, the Company has adopted CICA Accounting Guideline 13, "Hedging Relationships" (AcG 13), the Company reviewed its existing hedge accounting treatment of certain derivative financial instruments in accordance with AcG 13 which establishes new criteria for hedge accounting.

Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

During its review, the Company identified cross-currency swaps and interest rate swaps, which had previously been designated as hedges of fluctuation in currency rate movements. Although some of its other derivative financial instruments would qualify for hedge accounting, most would not qualify under the stringent guidelines of AcG 13, even though, in management's opinion, some of these contracts continue to be effective in mitigating the Company's exposure to interest rate and foreign currency fluctuations.

Having reviewed the current guidelines relating to hedge accounting, management is of the opinion that in order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company will instead mark-to market all of its derivative financial instruments.

The overall effect resulting from the application of AcG 13 was an increase to the Company's net profit after taxes for the quarter by $0.1 million. For further information on the adoption of AcG 13 reference should be made to note 2 of the Quarterly Financial Statements.

Estimates, Risks and Uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's operations and results are subjected to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding mining and processing, mine development, copper prices, gold prices, estimation of carrying values, government and environmental regulations, international operations, health, currency, inflation, key personnel, share market and capital requirements risks. For a full understanding of these risks and others, reference should be made to the Company's 'Annual Information Form'.

Forward Looking Statements

Certain information contained in the Management's Discussion and Analysis constitutes "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

9. Summary of Quarterly Results

The following table sets out the financial performance, financial position and operation statistics for the Company for the last eight quarters. It should be noted that Q4 2002 is for 4 months due to the change in fiscal year end that occurred in 2002.

Summary of Quarterly Results (unaudited)
Table 11

Statement of Operations and Deficit	**2004 Q2**	**2004 Q1**	**2003 Q4**	**2003 Q3**	**2003 Q2**	**2003 Q1**	**2002 Q4**	**2002 Q3**
Total Revenues ($ millions)	$27.1	$25.5	$20.0	$17.7	$12.7	$10.3	$11.9	$6.3
Cost of Sales ($ millions)	13.1	12.1	13.0	11.5	8.8	8.1	10.6	4.5
Net Earnings (Loss) ($ millions)	4.1	6.7	1.5	3.2	(0.2)	(0.0)	(1.0)	(0.4)
Basic Earnings per share	$0.07	$0.11	$0.02	$0.06	($0.00)	$(0.00)	$(0.02)	$(0.01)
Diluted Earnings per share	$0.07	$0.11	$0.02	$0.06	($0.00)	$(0.00)	$(0.02)	$(0.01)
Production Statistics								
Mining:								
Ore Mined	84,536	66,442	438,523	260,409	12,367	-	487,235	177,951
Copper Grade %	5.2	4.3	5.5	4.8	4.3	4.6	5.3	5.6
Waste Mined	2,853,637	1,035,504	884,580	1,832,783	1,342,858	427,209	1,048,452	1,593,720
Processing:								
Ore Processed	236,887	208,667	196,898	233,032	181,260	110,875	161,015	256,688
Contained Copper (tonnes)	10,813	10,904	10,790	11,188	7,794	5,053	7,033	2,866
Recovery %	89	89	89	79	86	86	80	68
Copper Produced (tonnes)	9,585	9,689	9,558	8,862	6,734	4,359	5,595	1,945
Acid Produced (tonnes)	34,265	34,344	33,035	36,245	29,286	34,385	43,283	34,105
Surplus Acid (tonnes)	19,149	20,763	15,689	20,275	15,832	23,432	27,669	24,021
Financial Position ($ millions)								
Working Capital	$28.0	$40.2	$13.5	$9.6	$1.1	$0.8	$5.2	$(6.7)
Total Assets	276.4	241.8	162.1	132.3	111.0	97.0	99.2	82.8

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-11

August 11, 2004

www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce results for the three month and six month periods ended June, 2004. The complete financial statements are available for review at www.first-quantum.com.

Summary Table

	2004		2003	
Financial Data ('000)	**Second Quarter (Apr-Jun)**	**Six Months (Jan-Jun)**	Second Quarter (Apr-Jun)	Six Months (Jan-Jun)
Cash flow, (before operating working capital movements)	**11,452**	**23,598**	2,615	3,933
Cash flow (after operating working capital movements)	**9,941**	**15,281**	1,866	1,514
Net earnings (loss)	**4,113**	**10,780**	(8)	(205)
Weighted average shares outstanding ('000)	60,300	59,434	48,289	45,926
Per Share Data				
Cash flow, (before operating working capital movements)	**0.19**	**0.39**	0.05	0.08
Cash flow (after operating working capital movements)	**0.16**	**0.25**	0.04	0.03
Net earnings (loss)	**0.07**	**0.18**	(0.00)	(0.00)
Operating Data				
Finished Copper Production (tonnes)	**9,585**	**19,274**	6,734	11,093
Sulphuric Acid Sold (tonnes)	**19,149**	**39,912**	15,832	39,264
Total Cost (C3) Copper (US$/lb)	**0.67**	**0.59**	0.69	0.70
Cash Cost (C1) Copper (US$/lb)	**0.48**	**0.44**	0.44	0.44

Notable Events

- Kansanshi copper–gold project 79% complete, commissioning to begin in fourth quarter, 2004.
- Resource of one million tonnes of contained copper at the Lufua Deposit (88 million tonnes grading 1.17% copper).
- Acquired Guelb Moghrein Copper-Gold Deposit in Mauritania (446,000 tonne copper and 1 million ounce gold resource).

Financial Results (see attached financial statements)

For the Second Quarter of 2004, revenues were $27.1 million (2003: $12.7 million). The increase in revenues is directly attributable to the increase in copper production at Bwana Mkubwa and the higher copper prices received. Copper revenues in the second quarter were $23.4 million (2003: $10.3 million) and sulphuric acid revenues were $2.9 million (2003: $2.3 million).

Gross profit for the Second Quarter of 2004 was $14.0 million (2003: $3.8 million) reflecting the increased copper revenues from Bwana Mkubwa SX/EW facility and the higher copper prices received. The cash inflow from operating activities was $9.9 million (2003: $1.9 million) or $0.16 per share (2003: $0.04). Cash flow from operating activities was impacted adversely by movements in non-cash working capital other than cash of $1.5 million for the quarter. The cash inflow from operating activities, before changes in non-cash working capital, was $11.5 million (2003: $2.6 million) or $0.19 per share (2003: $0.05). Net earnings for the second quarter were $4.1 million (2003: loss of $8,000) or $0.07 per share (2003: $(0.00)).

The realized copper price at Bwana Mkubwa in the Second Quarter of 2004 was $1.11 per pound (2003: $0.70) versus the average LME cash price of $1.20 per pound. The difference between the average LME price and realized price was due to realization charges and hedging activities.

For the first six months of 2004, revenues were $52.6 million (2003: $22.9 million). The increase in revenues is directly attributable to the increase in copper production at Bwana Mkubwa and the higher copper prices received. Copper revenues in the six months were $45.5 million (2003: $17.2 million) and sulphuric acid revenues were $6.1 million (2003: $5.6 million).

Gross profit for the first six months of 2004 was $27.4 million (2003: $6.0 million) reflecting the increased copper revenues from the Bwana Mkubwa SX/EW facility and the higher copper prices received. The cash inflow from operating activities was $15.3 million (2003: $1.5 million) or $0.25 per share (2003: $0.03). Cash flow from operating activities was impacted adversely by movements in non-cash working capital of $8.3 million for the period. The cash inflow from operating activities, before changes in non-cash working capital, was $23.6 million (2003: $4.0 million) or $0.39 per share (2003: $0.08). Net earnings for the first six months were $10.8 million (2003: loss of $205,000) or $0.18 per share (2003: ($0.00)).

The realized copper price at Bwana Mkubwa in the first six months of 2004 was $1.07 per pound (2003: $0.70) versus the average LME cash price of $1.25 per pound. The difference between the average LME price and realized price was due to realization charges and hedging activities.

Bwana Mkubwa SX/EW Facility, Zambia (100%)

During the Second Quarter of 2004, Bwana Mkubwa produced 9,585 tonnes of copper (2003: 6,734 tonnes) and also produced 34,265 tonnes of sulphuric acid (2003: 29,286) of which 19,149 tonnes of sulphuric acid (2003: 15,832 tonnes) were sold externally. Cost of sales, for the second quarter 2004 was $13.1 million (2003: $8.8 million) at the combined Bwana/ Lonshi operation.

For the period, cash costs (C1) were $0.48 per pound (2003: $0.44 lb) and total costs (C3) were $0.67 per pound (2003: $0.69 lb) of copper. The increase in costs from 2003 can be principally attributed to higher ore costs associated with the mobilisation of an expanded mining fleet at Lonshi, and lower ore grades. The lower ore grades came as a result of processing ore from stockpiles rather than directly from the Lonshi pit.

In comparison to the first quarter of 2004, cash costs were higher (Q1 2004: $0.39/lb: Q2 2004: $0.48/lb) due a decrease of $0.03 per pound in the acid credit due to the planned acid plant maintenance shutdown, an increase in mining costs of $0.03 per pound due to the lower ore grades and mobilisation costs of the expanded mining fleet at Lonshi, and an increase of $0.02 per pound in operating costs as a result of the accrual of site bonuses.

During the first six months of 2004 Bwana Mkubwa produced 19,274 tonnes of copper (2003: 11,093 tonnes). Cost of sales, for the six months was $25.2 million (2003: $17.0 million) at the combined Bwana/ Lonshi operation. Cash costs (C1) were $0.44 (2003: $0.44) and total costs (C3) were $0.59 (2003: $0.70) per pound of copper. Bwana Mkubwa also produced 68,609 tonnes of sulphuric acid (2003: 63,671) of which 39,912 tonnes of sulphuric acid (2003: 39,264 tonnes) were sold externally.

C1 costs per pound of copper are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs per pound of copper are total costs, being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Lonshi Copper Mine, Democratic Republic of Congo (100%)

During the Second Quarter of 2004, approximately 84,536 tonnes of ore at 5.2% acid soluble copper and approximately 2,853,637 tonnes of waste were mined from Lonshi as mining activity continued to focus on waste stripping. Extraction of ore is expected to accelerate during the second half of 2004.

Kansanshi Copper-Gold Deposit, Zambia (80%)

All of the debt facilities associated with Kansanshi are now available and the Company will draw upon these facilities as required. On July 7, 2004, $30 million was drawn from the Standard Bank Group and West LB facility part of this drawdown was used to repay the Standard Bank facility for the financing of the Kansanshi Powerline that was due for repayment on June 12, 2004.

As previously announced, the budgeted capital cost to complete Kansanshi has increased from the original GRD Minproc estimate of $163 million to $180 million. Approved major variations include expansion of the sulphide circuit within the mill, funding required under the ZESCO power supply agreement (see above), additional earth moving equipment and capital adjustments to reflect foreign exchange rate changes since December, 2002.

As of June 30, 2004, the project is approximately 79% complete with construction being 59% complete. $90.4 million of direct capital costs of the process plant has been committed. All major equipment items and all long lead items have been purchased. All site construction contracts have been awarded and site construction for all disciplines is in progress. Site construction is at peak levels

The construction and procurement process began in earnest in September, 2003. As of June 2004, engineering and design aspects of the project are complete. Major bulk earthworks are generally complete, roads and drains have been established. The majority of site concrete is due to be completed in August. Structural, mechanical and site plate work erection is well underway with some tankage areas largely complete. Site spooling and fabrication of pipe work is proceeding and installation of process plant piping has commenced. The installation of tailings and return lines are well advanced. Electrical works continue, with a number of substations now being equipped and cable pulling is underway.

The Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the Definitive Feasibility Study (DFS), which was conducted by GRD Minproc, in December 2002. Peak production will be approximately 130,000 tonnes of copper and 35,000 ounces of gold per annum.

Lufua Copper Deposit, Democratic Republic of Congo (100%)

In May, First Quantum announced the results of an independent copper-cobalt resource estimate completed at its wholly owned Lufua Project located in Haut Katanga Province, Democratic Republic of Congo. The resource, at a 0.5% cutoff, is 87.6 million tonnes grading 1.17% copper or one million tonnes of contained copper. In addition, drilling has outlined a discrete, high grade cobalt resource of 5.6 million tonnes grading 0.169% cobalt that occurs within the larger copper resource.

Mineralization at Lufua is hosted predominantly within altered and veined Katangan metapelites, interpreted to be contained within a shallow south eastwardly plunging, north eastward dipping, overturned anticline, with the thickest mineralization developed in the nose region of this fold. Oxidation extends to variable depths across the deposit, and is strongly influenced by post mineral faulting. Higher grade cobalt mineralization is preferentially developed on the upper limb of the anticline. The deposit is open along strike to the northwest, and the upper limb is open down dip to the northeast.

Lufua is located near the town of Sakania in the DRC, within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) to the southeast and the Mopani Copper Mines smelter at Mufulira (30 kilometres) to the northwest. It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes within 5 kilometres of the property.

Guelb Moghrein Copper-Gold Deposit, Mauritania (80%)

During the second quarter, First Quantum announced the purchase an 80% interest in the Guelb Moghrein copper - gold project in Mauritania.

The Guelb Moghrein copper-gold deposit is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. It consists of an open pit mineable, copper/gold deposit containing a measured and indicated resource of 23.7 million tonnes grading 188% total copper and 1.41 gram per tonne gold, as estimated by Kilborn-SNC Lavalin Europe Limited, for a previous owner.

This resource was estimated in accordance with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, July 1998, and hence is believed to have been done to the industry standards then pertaining. The resource, which First Quantum considers relevant, has not been verified by a Qualified Person for First Quantum as required by National Instrument 43-101. First Quantum is not treating the resource as a National Instrument 43-101 defined resource and therefore it should not be relied upon. First Quantum intends to establish a new resource under National Instrument 43-101 guidelines in due course

First Quantum intends to develop Guelb Moghrein with production expected by the fourth quarter of 2005. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Nouakchott and exported to smelters in Europe and Asia.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at June 30, 2004 is $9.5 million (Dec 2003: $9.5; Dec 2002: $9.5m). There were no movements in this investment during the first six months of 2004.

In a recent article in the Lusaka Post, it was noted that Mopani had produced about "80,000 metric tonnes of copper for the first half of this year." In a further media release, Mopani announced that it "is to invest $90 million into the expansion smelting facility and the erection of an acid plant." The new smelter will be initially designed to process 650,000 tonnes of copper concentrate per annum. As the majority owner of Mopani is a private company, only limited public information is available for dissemination.

Investments -Anvil

The Company holds an 18.1% (2003: 17.0%; 2002: 18.6%) interest in Anvil Mining Limited (Anvil), a public company quoted on the Australian (ASX), Berlin, and most recently, the Toronto Stock Exchange (TSX). The Company currently holds 36,996,171 shares (2003: 34,029,857; 2002: 31,148,857) listed on the ASX and acquired 330,000 shares listed on the TSX during the second quarter. The carrying value of this investment as at June 30, 2004 was $4.7 million (2003: $3.1m; 2002: $2.8m). The market value of this investment as at June 30, 2004 was approximately $17.4 million (2003: $10.5m; 2002: $2.1m).

On June 2, 2004, Anvil completed a Canadian initial public offering. The purpose of this offering was to enhance Anvil's ability to access he larger North American capital markets and enhance opportunities for the development and growth of Anvil. Further information on Anvil can be found at www.anvil.com.au.

Outlook

Based on copper production of 19,274 tonnes for the first six months of 2004 the Bwana Mkubwa SX/EW processing facility is expected to exceed its annual forecast production of 35,000 tonnes of copper cathode. Cash costs (C1) remain inline with forecast of $0.44 per pound. During the second half of the 2004, unit operating costs should benefit from higher ore grade, lower cost owner mining at the Lonshi mine, improved metal recoveries through the installation of two additional counter current decantation (CCD) tanks and the installation of the fourth rectiformer at the new tank house. During July, Bwana Mkubwa had record production of 3,500 tonnes of copper cathode.

At Kansanshi, construction is well underway. Waste stripping and ore stockpiling will commence in the third quarter with first fill of reagents and "wet" circuit testing beginning in October. Commissioning will start during the fourth quarter during which

fine-tuning and optimization of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory will take place. Improvements to the sulphide milling circuit resulting in name plate throughput of approximately 4 million tonnes per year will result in copper production outperforming the DFS forecasts in the early years of operation. In addition, studies continue to consider bringing forward expansions scheduled in the DFS in years three and five with the aim of increasing copper output sooner.

At the newly discovered Lufua project in the DRC, in-fill drilling to move the resource into the reserve category is underway, metallurgical testing and preliminary feasibility work will also be carried out in 2004.

At Guelb Moghrein, metallurgical test work on ore samples has been initiated to determine the optimum process for recovery of the copper and gold mineralization. MDM Processing, an Australian engineering company, has been contracted to oversee this metallurgical work and to complete the preliminary process design. Under the current timetable, the metallurgical test work and process design, which will lead to a feasibility study, is projected to be completed by the end of 2004, with contracts for the plant construction awarded early in 2005.

A substantial exploration program is underway for the DRC Pedicle region where First Quantum controls approximately 11,000 square kilometers of prospective geology. Drilling will test several copper soil anomalies including Lufua East, Nina, Ndongo, Ndongo East and Lonshi South. Drilling will also take place in Zambia at the Mkushi prospect and in Joint Venture with BHP Billiton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress and a program to drill test these occurrences will be carried out in 2004.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

OPERATION STATISTICS by QUARTER – 2004

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**Year To Date**
Ore Processed - (tonnes)	208,667	236,887	-	-	**445,554**
Copper Grade – (acid soluble %)	5.23	4.56	-	-	**4.80**
Contained Copper - (tonnes)	10,904	10,802	-	-	**21,706**
Recovery – (%)	89	89	-	-	**89**
Finished Copper Production (tonnes)	9,689	9,585	-	-	**19,274**
Total Cost (C3) Copper ($/lb)	0.52	0.67	-	-	**0.59**
Cash Cost (C1) Copper ($/lb)	0.39	0.48	-	-	**0.44**
Sulphuric Acid Produced (tonnes)	34,344	34,265	-	-	**68,609**
Sulphuric Acid Sold (tonnes)	20,763	19,149	-	-	**39,912**

Notes:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

Consolidated Balance Sheets

As at June 30, 2004 and December 31, 2003

(expressed in thousands of US dollars)

(unaudited)

	2004 $	2003 $ (restated)
Assets		
Current assets		
Cash and cash equivalents	31,434	25,592
Restricted cash (note 14)	3,901	-
Accounts receivable and prepaid expenses	20,501	4,441
Inventory (note 5)	16,593	17,576
	72,429	47,609
Investments (note 6)	14,258	12,632
Exploration properties	2,296	2,242
Property, plant and equipment (note 7)	180,893	96,603
Other assets and deferred charges (note 8)	6,551	3,049
	276,427	162,135
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	28,170	17,737
Current portion of long-term debt (note 9)	16,192	16,326
	44,362	34,063
Long-term debt (note 9)	75,391	32,374
Future income tax liability (note 10)	9,841	4,589
Other liabilities (note 11)	8,219	7,296
	137,813	78,322
Minority interests	2,190	2,190
	140,003	80,512
Shareholders' Equity		
Equity accounts (note 12)	157,590	113,102
Deficit	(21,166)	(31,479)
	136,424	81,623
	276,427	162,135

Commitments and contingencies (note 15)

Approved by the Board of Directors

Martin R. Rowley, Director　　Robert Watts, Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Earnings and Deficit

For three and six months ended June 30, 2004 and 2003
(expressed in thousands of US dollars)
(unaudited)

	Three months ended		Six months ended	
	June 30, 2004 $	June 30, 2003 $ (restated)	June 30, 2004 $	June 30, 2003 $ (restated)
Revenues				
Owned Operations				
Copper	23,398	10,391	45,480	17,242
Acid	2,927	2,308	6,097	5,636
Other	780	(36)	1,036	50
	27,105	12,663	52,613	22,928
Costs and expenses				
Cost of sales	13,079	8,835	25,170	16,959
Depletion and amortization	3,046	1,578	5,378	2,576
Exploration	589	76	966	184
Foreign exchange loss	1,403	1,154	1,532	1,224
General and administrative	1,480	674	2,625	1,204
Interest and financing fees on long-term debt	927	434	1,514	1,020
	20,524	12,751	37,185	23,167
Earnings (loss) before income taxes, non-controlling interest and equity earnings (loss)	6,581	(88)	15,428	(239)
Tax expense (recovery) (note 10)	2,638	(105)	5,252	(70)
Non-controlling interest	–	–	-	–
Equity earnings (loss)	170	(25)	604	(36)
Net earnings (loss) for the period	4,113	(8)	10,780	(205)
Deficit - Beginning of period (note 3)	(25,279)	(36,259)	(31,479)	(36,062)
Prior period restatement (stock-based compensation) (note 3)	-	-	(467)	-
Deficit - End of period	(21,166)	(36,267)	(21,166)	(36,267)
Earnings (loss) per common share				
Basic $ per share	$0.07	$0.00	$0.19	$(0.00)
Diluted $ per share	$0.07	$0.00	$0.18	$(0.00)
Weighted average number of shares outstanding	60,299,677	48,289,536	59,433,831	45,925,555

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows

For three months ended June 30, 2004 and 2003
(expressed in thousands of US dollars)
(unaudited)

	Three months ended		Six months ended	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	$	$	$	$
Cash flows from operating activities		(restated)		(restated)
Net earnings (loss) for the period	4,113	(8)	10,781	(205)
Items not affecting cash				
Depletion and amortization	3,046	1,578	5,378	2,576
Amortization of financing fees	42	(112)	86	(30)
Environmental and closure provisions	171	109	517	272
Equity (earnings) loss	(170)	25	(604)	36
Unrealized foreign exchange losses	1,331	1,157	1,721	1,367
Stock-based compensation expense	281	–	467	–
Future income tax recovery (expense)	2,638	(134)	5,252	(83)
	11,452	2,615	23,598	3,933
Change in non-cash operating working capital				
Increase in accounts receivable and prepaid expenses	(64)	(1,123)	(2,835)	(1,540)
Decrease (increase) in inventory	482	(157)	837	(468)
Increase in other assets and deferred charges	(879)	-	(2,209)	-
(Decrease) increase in accounts payable and accrued liabilities	(1,050)	531	(4,109)	(411)
	9,941	1,866	15,281	1,514
Cash flows from financing activities				
Proceeds from long-term debt	23,496	10,726	41,372	20,591
Repayments of principal on long-term debt	(2,524)	(3,846)	(5,026)	(14,118)
Proceeds from issue of common shares and warrants	232	439	43,557	661
	21,204	7,319	79,903	7,134
Cash flows from investing activities				
Movement in Restricted Cash	(3,868)	-	(3,868)	-
Net payments to acquire capital assets and investments	(45,439)	(6,706)	(80,432)	(9,840)
Payments for deferred exploration and stripping costs	(2,305)	(1,184)	(3,469)	(1,844)
	(51,612)	(7,890)	(87,769)	(11,684)
Effect of exchange rate changes on cash	(1,079)	-	(1,573)	-
(Decrease) Increase in cash and cash equivalents	(21,546)	1,295	5,842	(3,036)
Cash and cash equivalents - Beginning of period	52,980	3,849	25,592	8,180
Cash and cash equivalents - End of period	31,434	5,144	31,434	5,144

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Information

For three months ended June 30, 2004
(expressed in thousands of US dollars)
(unaudited)

For the three months ended **June 30, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	26,325	-	-	-	26,325
Interest and other income	6	-	-	774	780
Total Revenue	**26,331**	-	-	**774**	**27,105**
Cost of Sales	13,079	-	-	-	13,079
Segment gross profit	**13,252**	-	-	**774**	**14,026**
Other Expenses					
Depletion and amortization	3,008	-	-	38	3,046
Exploration	358	-	-	231	589
Foreign exchange loss (gain)	(446)	-	-	1,849	1,403
Non-hedge derivative loss (gain)	-	-	-	-	-
General and administrative	-	-	-	1,480	1,480
Interest and financing fees	921	-	-	6	927
Total Other Expenses	**3,841**	-	-	**3,604**	**7,445**
Segment profit (loss) before the under noted items	**9,411**	-	-	**(2,830)**	**6,581**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(170)	(170)
Tax Expense	2,638	-	-	-	2,638
Segment profit (loss)	**6,773**	-	-	**(2,660)**	**4,113**
Capital asset additions	7,721	35,380	-	5,333	48,434
Total assets	92,837	139,209	9,522	34,859	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	162,120
Total consolidated assets	123,580	139,209	9,522	166,236	438,547

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Information

For six months ended June 30, 2004
(expressed in thousands of US dollars)
(unaudited)

For the six months ended **June 30, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	51,577	-	-	-	51,577
Interest and other income	13	-	-	1,023	1,036
Total Revenue	**51,590**	-	-	**1,023**	**52,613**
Cost of Sales	25,170	-	-	-	25,170
Segment gross profit	**26,420**	-	-	**1,023**	**27,443**
Other Expenses					
Depletion and amortization	5,304	-	-	74	5,378
Exploration	537	-	-	429	966
Foreign exchange loss (gain)	(677)	-	-	2,209	1,532
Non-hedge derivative loss (gain)	-	-	-	-	-
General and administrative	-	-	-	2,625	2,625
Interest and financing fees	1,498	-	-	16	1,514
Total Other Expenses	**6,662**	-	-	**5,353**	**12,015**
Segment profit (loss) before the under noted items	**19,758**	-	-	**(4,330)**	**15,428**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	(604)	(604)
Tax Expense	5,252	-	-	-	5,252
Segment profit (loss)	**14,506**	-	-	**(3,726)**	**10,780**
Capital asset additions	11,945	70,077	-	7,646	89,668
Total assets	92,837	139,209	9,522	34,859	276,427
Inter-company balances included in total assets	30,743	-	-	131,377	162,120
Total consolidated assets	123,580	139,209	9,522	166,236	438,547

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

First Quantum Minerals Ltd.
Consolidated Financial Statements
Third Quarter – September 30, 2004

(Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at September 30, 2004 and December 31, 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	2004 $	2003 $ (restated)
Assets		
Current assets		
Cash and cash equivalents	49,689	25,592
Restricted cash (note 9 and 14)	6,328	-
Accounts receivable and prepaid expenses	25,406	4,441
Inventory (note 5)	17,835	17,576
	99,258	47,609
Investments (note 6)	14,372	12,632
Exploration properties	3,697	2,242
Property, plant and equipment (note 7)	256,266	96,603
Other assets and deferred charges (note 8)	11,450	3,049
	385,043	162,135
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	27,594	17,737
Current portion of long-term debt (note 9)	19,830	16,326
	47,424	34,063
Long-term debt (note 9)	155,407	32,374
Future income tax liability (note 10)	13,546	4,589
Other liabilities (note 11)	21,561	7,296
	237,938	78,322
Minority interests	2,190	2,190
	240,128	80,512
Shareholders' Equity		
Equity accounts (note 12)	158,209	113,102
Deficit	(13,294)	(31,479)
	144,915	81,623
	385,043	162,135

Commitments and contingencies (note 15)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three and nine months ended September 30, 2004 and 2003

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Nine months ended	
	September 30, 2004 $	September 30, 2003 $ (restated)	September 30, 2004 $	September 30, 2003 $ (restated)
Revenues				
Owned Operations				
Copper	28,624	14,658	74,104	31,900
Acid	2,576	3,004	8,673	8,640
Other	(187)	167	849	217
	31,013	17,829	83,626	40,757
Costs and expenses				
Cost of sales	14,076	11,335	39,245	28,294
Depletion and amortization	2,639	2,242	8,017	4,817
Exploration	1,116	205	2,082	389
Foreign exchange (gain) loss	(499)	(289)	1,033	935
General and administrative	1,359	609	3,984	1,813
Interest and financing fees on long-term debt	846	308	2,359	1,328
Gain on disposal of investment	-	(138)	-	(138)
	19,537	14,272	56,720	37,438
Earnings before income taxes, non-controlling interest and equity earnings	11,476	3,557	26,906	3,319
Tax expense (note 10)	3,718	704	8,973	635
Non-controlling interest	-	-	-	-
Equity earnings	114	495	719	459
Net earnings for the period	7,872	3,348	18,652	3,143
Deficit - Beginning of period (note 3)	(21,166)	(36,267)	(31,479)	(36,062)
Prior period restatement (stock-based compensation) (note 3)	-	-	(467)	-
Deficit - End of period	(13,294)	(32,919)	(13,294)	(32,919)
Earnings per common share				
Basic	$0.13	$0.06	$0.31	$0.06
Diluted	$0.13	$0.06	$0.31	$0.06
Weighted average number of shares outstanding	60,667,644	54,706,646	59,860,749	48,872,358

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2004 and 2003

(unaudited)
(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended		Nine months ended	
	September 30, 2004 $	September 30, 2003 $	September 30, 2004 $	September 30, 2003 $
Cash flows from operating activities		(restated)		(restated)
Net earnings for the period	7,872	3,348	18,652	3,143
Items not affecting cash				
Depletion and amortization	2,639	2,241	8,017	4,817
Amortization of financing fees	162	11	248	83
Environmental and closure provisions	90	273	607	545
Equity earnings	(114)	(495)	(719)	(459)
Unrealized foreign exchange (gain) loss	(1,631)	(114)	90	1,253
Future income tax expense	3,705	704	8,957	635
Stock-based compensation expense	216	-	683	-
Gain on disposal of investment	-	(138)	-	(138)
	12,939	5,830	36,535	9,879
Change in non-cash operating working capital				
(Increase) decrease in accounts receivable and prepaid expenses	(3,258)	367	(6,091)	(1,173)
(Increase) decrease in inventory	(1,275)	1,191	(438)	(280)
Increase (decrease) in accounts payable and accrued liabilities	2,039	611	(2,069)	193
	10,445	7,999	27,937	8,619
Cash flows from financing activities				
Movement in restricted cash	(2,379)	-	(6,246)	-
Proceeds from long-term debt	90,172	1,618	131,544	22,209
Repayments of principal on long-term debt	(9,067)	(4,844)	(14,093)	(18,962)
Proceeds from issue of common shares and warrants	402	20,912	43,959	21,573
Payments for deferred finance fees	(2,569)	(253)	(4,778)	(253)
	76,559	17,433	150,386	24,567
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(66,484)	(11,928)	(146,918)	(21,655)
Payments for deferred exploration and stripping costs	(3,264)	(100)	(6,733)	(1,163)
Proceeds on disposal of investment	-	629	-	629
	(69,748)	(11,399)	(153,651)	(22,189)
Effect of exchange rate changes on cash	999	-	(574)	-
Increase in cash and cash equivalents	17,256	14,033	24,672	10,997
Cash and cash equivalents - Beginning of period	31,434	5,144	25,592	8,180
Cash and cash equivalents - End of period	49,689	19,177	49,689	19,177

(expressed in thousands of U.S. dollars, except where indicated)

1. Nature of Operations

First Quantum Minerals Ltd. (the Company or FQM) is engaged principally in the production of copper and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia and the Democratic Republic of Congo (DRC).

The Company's cash flow and profitability are affected by the market price of copper and acid, operating costs and exploration and development activity costs. The recoverability of the amounts shown in the consolidated balance sheets for deferred exploration and acquisition costs and property, plant and equipment is dependant upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, and the political and economic conditions in the African countries involved.

2. Basis of presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 3 of these interim consolidated financial statements.

3. Changes in accounting policy

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3110 "Asset Retirement Obligations". Under the new standard the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Upon adoption of these new recommendations the Company increased its capital assets and environmental provisions by $1,468 and $2,898 respectively. It also decreased its future income tax liability, retained earnings and inventory balances by $408, $1,280 and $258 respectively. As required by the new recommendation this change has been made retroactively with restatement of prior periods.

The restatement of previous periods has meant that certain comparative figures for the year ended December 31, 2003 presented in these financials have been restated from what was previously published. Specifically retained earnings and future income tax liability decreased by $1,428 and $528 respectively.

(expressed in thousands of U.S. dollars, except where indicated)

3. Changes in accounting policy (continued)

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA), set out in Section 3870 "Stock-based Compensation and other stock-based payments". Under the new standard on stock-based compensation the Company is required to expense the fair value of the options granted to the Income Statement at the date of issue. The previous policy only required disclosure of the fair value in the notes to the financial statements.

The fair value of the options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options is amortized over their vesting periods. Cash consideration received from employees when they exercise the options is credited to share capital.

Upon adoption of this standard the Company elected to retroactively adjust retained earnings without restatement. On January 1, 2004 the company decreased retained earnings by $467 and increased contributed surplus and common shares by $391 and $76 respectively.

Hedging Relationships

On Jan 1, 2004, the Company adopted CICA Accounting Guideline 13, "Hedging Relationships" ("AcG 13"), as a result of this the Company reviewed its existing hedge accounting treatment of certain derivative financial instruments in accordance with AcG 13, which establishes new criteria for hedge accounting.

Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

During its review, the Company identified certain cross-currency swaps and interest rate swaps, which had previously been designated as hedges of fluctuation in currency rate movements. Although some of its other derivative financial instruments would qualify for hedge accounting, most would not qualify under the stringent guidelines of AcG 13, even though, in management's opinion, some of these contracts continue to be effective in mitigating the Company's exposure to interest rate and foreign currency fluctuations.

Having reviewed the current guidelines relating to hedge accounting, management is of the opinion that in order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company will instead mark-to-market all of its derivative financial instruments.

Upon adoption of this guideline the Company deferred previously unrecognized exchange rate losses of $1,252 and non-hedge derivative losses of $127 and increased the Bwana EIB loan by $1,379 to adjust the carrying value of this loan to the spot rate effective as at December 31, 2003.

(expressed in thousands of U.S. dollars, except where indicated)

4. Change in accounting estimate

Deferred Stripping Costs

Effective April 1, 2004, the company extended its reserves at Lonshi. Based on current reserve estimates measured as at April 1, 2004 the company has approximately 225,000 tonnes of acid soluble copper in the ground at Lonshi. The increase in the reserves at Lonshi has also resulted in a revised mine plan. The new plan, life of mine strip ratio, after consideration of previous deferred stripping provision, is 11.3:1, an increase from the previous mine plan of 8.4:1

5. Inventory

	September 30, 2004 $	December 31, 2003 $
Ore in stockpiles	9,820	10,476
Work-in-progress	1,052	767
Finished product	378	202
Total product inventory	11,250	11,445
Consumable stores	7,699	7,245
Total inventory	18,949	18,690
Less: Non-current portion	(1,114)	(1,114)
	17,835	17,576

6. Investments

	September 30, 2004 $	December 31, 2003 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b) - Shares	4,850	2,943
- Convertible note	-	167
	14,372	12,632

a) The Company has an 18.8% interest in Carlisa that holds a 90% interest in Mopani.

b) The Company has an 17.1% (December 31, 2003: 17.0%) interest in Anvil Mining Limited, which has an operating mine in the Democratic Republic of Congo (DRC), and a public company quoted on the Australian, Berlin, and most recently, the Toronto Stock exchanges. On January 19, 2004 the Company converted the remaining portion of its convertible note into common shares of Anvil. During the second quarter 2004, the Company acquired 330,000 common shares in Anvil, which are separately listed on the Toronto Stock Exchange. The remainder of its shareholding in Anvil remain listed on the Australian Stock Exchange.

(expressed in thousands of U.S. dollars, except where indicated)

7. Property, plant and equipment

	September 30, 2004		
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	6,108	2,602	3,506
Mineral Property	36,904	16,296	20,608
Plant and Equipment	109,972	42,779	67,193
Work-in-progress	164,959	-	164,959
	317,943	61,677	256,266

	December 31, 2003		
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,783	2,205	3,578
Mineral Property	35,441	16,896	18,545
Plant and Equipment	78,584	32,920	45,664
Work-in-progress	28,816	-	28,816
	148,624	52,021	96,603

8. Other assets and deferred charges

	September 30, 2004 $	December 31, 2003 $
Deferred finance fees - net of amortization	6,974	1,935
Non-current ore stockpiles (note 5)	1,114	1,114
Deferred stripping asset	1,503	-
Unrealized fair value of derivative instruments (note 3 and 14)	1,117	-
Other deferred charges (note 3)	742	-
	11,450	3,049

(expressed in thousands of U.S. dollars, except where indicated)

9. Long-term debt

	September 30, 2004	December 31, 2003
	$	$
Drawn debt facilities		
Bwana and Comisa		
SCB facility (a)	30,000	25,074
Bwana EIB facility (b)	11,594	13,265
Banque Belgolaise facility (c)	4,800	6,000
	46,394	**44,339**
Kansanshi		
Kansanshi EIB facility (d)	42,235	-
Standard Bank Group and WestLB (e)	67,000	-
ZCCM deferred payment (f)	3,333	3,333
	112,568	3,333
FQM Zambia		
Banque Belgolaise and Export Development Bank of Canada (g)	**16,025**	-
Other	**250**	**1,028**
Total long-term debt	**175,237**	**48,700**
Less: Current portion	(19,830)	(16,326)
	155,407	**32,374**
Available for drawdown		
Kansanshi		
Banque Belgolaise facility (c)	5,200	
Standard Bank Group and WestLB (e)	53,000	
Banque Belgolaise and Export Development Bank of Canada (g)	13,975	
Glencore International AG (h)	25,000	
	97,175	

a. Standard Chartered Bank (SCB)

On November 19, 2003, Bwana entered into a long-term debt facility with SCB to re-finance an existing facility, and provide additional funding for capital expenditure projects and general working capital purposes. This SCB facility of $30,000 is repayable in 13 equal quarterly instalments commencing in October 2004 and bears interest at a rate of LIBOR plus 2.5%. A sinking fund has been established to meet the quarterly instalments and is recorded as restricted cash.

The company has pledged as security the assets and undertakings of Bwana and the 25 million shares of the Company's shareholding in Anvil.

b. Bwana European Investment Bank (EIB) facility

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros for additional project financing on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003.

The company has pledged as security the assets and undertakings of Bwana pari passu with the pre-existing security provided to SCB.

(expressed in thousands of U.S. dollars, except where indicated)

9. Long-term debt (continued)

As this facility is in Euros, the company has entered into cross-currency principal and interest rate swaps with a counterparty to mitigate the foreign exchange and interest rate risk. At September 30, 2004, the principal and interest rate swaps had fair values of $305 (Dec 2003: $468) and ($122,) (Dec 2003: ($342)), respectively.

c. Banque Belgolaise facility

On May 2, 2003, the company entered into a long-term debt facility for $6,000 with Banque Belgolaise to assist with financing the Comisa mining fleet. During the third quarter this facility was extended to $10 million to provide additional financing for Comisa's larger mining fleet. The facility bears interest at LIBOR plus 3% and is repayable in 10 quarterly instalments commencing in December 2004. A sinking fund has been established to meet these quarterly instalments and is recorded as restricted cash.

The company has pledged as security the mining fleet of Comisa.

d. Kansanshi EIB facility

On December 11, 2003, Kansanshi entered into a subordinated facility agreement with EIB, for 34 million Euros ($42.2 million), to finance the design, construction, operation and maintenance of the Kansanshi project. This facility is available for drawdown prior to October 31, 2006 and repayable in nine equal annual payments commencing October 31, 2007. Interest will be 7.2% until April 30, 2005 and thereafter will be recalculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year.

As at September 30, 2004, the Company has drawn down all of this facility. During the quarter the Company entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on Kansanshi EIB facility. At September 30, 2004, the principal and interest rate swaps had fair values of $809.

e. Standard Bank Group and WestLB

On December 12, 2003, Kansanshi entered into a secured $120,000 senior facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project.

The facility comprises two tranches of $60,000, each available for drawdown until July 31, 2005. Tranche A is repayable in ten semi-annual instalments commencing on October 31, 2005; Tranche B is repayable in 21 quarterly payments commencing on January 31, 2006. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR plus 2.5% during the repayment period.

f. ZCCM deferred payment

Consistent with the Kansanshi development agreement, the company agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April and July 2004 subject to the price of copper. As at September 30, 2004 no further payments have been made to ZCCM.

g. Banque Belgolaise facility

In the second quarter of 2004, Kansanshi entered into a $30,000 facility with Belgolaise Bank and Export Development Canada. This facility is comprised of two tranches. Tranche A is for $25,000 and bears interest at LIBOR + 3% during the availability period and LIBOR + 2.5% thereafter. Tranche B is for $5,000 and 90% of this tranche bears interest at LIBOR + 1%, while the remainder bears interest the same as Tranche A.

This facility is available until the earlier of project completion date or March 31, 2005. The facility is repayable in twelve quarterly instalments commencing the earlier of 4 months after the project completion date or the July 31, 2005.

(expressed in thousands of U.S. dollars, except where indicated)

9. Long-term debt (continued)

Undrawn debt facilities

h. Glencore International AG

In the first quarter of 2004, Kansanshi entered into a $25,000 cost over run facility with Glencore International AG. The facility bears interest at LIBOR plus 3.5%. If utilised, the loan is repayable in ten semi-annual instalments commencing eighteen months after the project completion date.

10. Future income taxes

	September 30, 2004 $	December 31, 2003 $
Opening Balances	4,589	2,957
Future Income tax expense	8,957	1,632
Closing Balance	13,546	4,589

The company has non-capital loss carry-forwards that are available for offset against future earnings. To date, the loss carry-forwards have been utilized so that no cash payments have been made for income tax purposes. The tax expense in the statement of earnings and deficit has been accrued as a result of operating profits at Bwana.

11. Other liabilities

	September 30, 2004 $	December 31, 2003 $
Environmental and closure provision (note 3)	4,608	4,578
Net deferred premium obligation (note 14)	16,953	-
Deferred stripping liability	-	2,718
	21,561	7,296

During the third quarter of 2004, the Company revised its asset retirement obligation as a result of two new environmental studies. These new studies resulted in decreases to environmental provisions and fixed assets of $2,049 and $955 respectively, a net of tax depreciation recovery of $820 and an increase in the future income tax liability of $274. In addition, the Company recognized an initial environmental provision for Kansanshi of $1,471. This environmental provision will increase when Kansanshi is fully commissioned.

(expressed in thousands of U.S. dollars, except where indicated)

12. Equity accounts

	September 30, 2004 $	December 31, 2003 $
Represented by:		
Common shares	154,624	110,557
Warrants	777	777
Contributed surplus	2,808	1,768
	158,209	113,102

Number of shares issued and outstanding	60,771,128	56,396,128
Weighted Average Number of Shares	59,860,749	50,668,307

13. Segmented information

The company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Bwana and Comisa Operations (BCO)

The Bwana plant and the Comisa mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation, with the Bwana plant processing the ore mined by Comisa. The Bwana plant in Zambia produces grade A copper cathodes from ore in tailings dumps and from Comisa's Lonshi open pit mine in the DRC. In addition, the Bwana plant manufactures sulphuric acid for use in processing the copper and for sale to third parties.

Kansanshi Copper Project (KCP)

The Kansanshi project is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project is in the construction phase which includes civil engineering and earthworks, with commissioning scheduled in late 2004 and commercial production commencing in 2005.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002, the company proportionately consolidated its investment in Carlisa. From March 1, 2002, the company now cost accounts for this investment (note 4) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani, which comprises the Mufulira Division and Nkana Division both in Zambia.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis.

(expressed in thousands of U.S. dollars, except where indicated)

For the nine months ended **September 30, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	82,777	-	-	-	82,777
Interest and other income	173	-	-	676	849
Total Revenue	**82,950**	**-**	**-**	**676**	**83,626**
Cost of Sales	39,245	-	-	-	39,245
Segment gross profit	**43,705**	**-**	**-**	**676**	**44,381**
Other Expenses					
Depletion and amortization	7,468	-	-	549	8,017
Exploration	1,317	-	-	765	2,082
Foreign exchange loss (gain)	(353)	-	-	1,386	1,033
General and administrative	-	-	-	3,984	3,984
Interest and financing fees	2,349	-	-	10	2,359
Total Other Expenses	**10,781**	**-**	**-**	**6,694**	**17,475**
Segment profit (loss) before the under noted items	**32,924**	**-**	**-**	**(6,018)**	**26,906**
Non-controlling interest	-	-	-	-	-
Equity earnings	-	-	-	719	719
Tax Expense	8,973	-	-	-	8,973
Segment profit (loss)	**23,951**	**-**	**-**	**(5,300)**	**18,652**
Capital asset additions	12,455	155,152	-	72	167,679
Total assets	154,010	214,270	9,522	197,244	575,046
Inter-company balances included in total assets	(48,807)	-	-	(141,196)	(190,003)
Total consolidated assets	105,203	214,270	9,522	56,048	385,043

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the nine months ended **September 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	40,540	-	-	-	40,540
Interest and other income	35	-	-	182	217
Total Revenue	**40,575**	**-**	**-**	**182**	**40,757**
Cost of Sales	28,061	-	-	233	28,294
Segment gross profit	**12,514**	**-**	**-**	**(51)**	**12,463**
Other Expenses					
Depletion and amortization	4,737	-	-	80	4,817
Exploration	-	-	-	389	389
Foreign exchange loss (gain)	1,373	-	-	(438)	935
General and administrative	-	-	-	1,813	1,813
Interest and financing fees	1,297	-	-	31	1,328
Loss on disposal of investment	(138)	-	-	-	(138)
Total Other Expenses	**7,269**	**-**	**-**	**1,875**	**9,144**
Segment profit (loss) before the under noted items	**5,245**	**-**	**-**	**(1,926)**	**3,319**
Non-controlling interest	-	-	-	-	-
Equity earnings	-	-	-	459	459
Tax Expense (recovery)	635	-	-	-	635
Segment profit (loss)	**4,610**	**-**	**-**	**(1,467)**	**3,143**
Capital asset additions	12,295	12,856	-	1,316	26,467
Total assets	81,539	27,405	9,522	94,821	213,287
Inter-company balances included in total assets	(5,320)	-	-	(74,380)	(79,700)
Total consolidated assets	76,219	27,405	9,522	20,441	133,587

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **September 30, 2004,** segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	31,198	-	-	-	31,198
Interest and other income	161	-	-	(346)	(185)
Total Revenue	**31,359**	**-**	**-**	**(346)**	**31,013**
Cost of Sales	14,076	-	-	-	14,076
Segment gross profit	**17,283**	**-**	**-**	**(346)**	**16,937**
Other Expenses					
Depletion and amortization	2,164	-	-	475	2,639
Exploration	780	-	-	336	1,116
Foreign exchange loss (gain)	324	-	-	(823)	(499)
General and administrative	-	-	-	1,359	1,359
Interest and financing fees	841	-	-	5	846
Total Other Expenses	**4,109**	**-**	**-**	**1,352**	**5,461**
Segment profit (loss) before the under noted items	**13,174**	**-**	**-**	**(1,698)**	**11,476**
Non-controlling interest	-	-	-	-	-
Equity earnings	-	-	-	114	114
Tax Expense	3,718	-	-	-	3,718
Segment profit (loss)	**9,456**	**-**	**-**	**(1,584)**	**7,872**
Capital asset additions	509	77,116	-	166	77,791
Total assets	154,010	214,270	9,522	197,244	575,046
Inter-company balances included in total assets	(48,807)	-	-	(141,196)	(190,003)
Total consolidated assets	105,203	214,270	9,522	56,048	385,043

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **September 30, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	17,662	-	-	-	17,662
Interest and other income	12	-	-	155	167
Total Revenue	**17,674**	-	-	**155**	**17,829**
Cost of Sales	11,193	-	-	142	11,335
Segment gross profit	**6,481**	-	-	**13**	**6,494**
Other Expenses					
Depletion and amortization	2,203	-	-	38	2,241
Exploration	-	-	-	205	205
Foreign exchange loss (gain)	(118)	-	-	(171)	(289)
General and administrative	-	-	-	609	609
Interest and financing fees	296	-	-	13	309
Loss on disposal of investment	(138)	-	-	-	(138)
Total Other Expenses	**2,243**	-	-	**694**	**2,937**
Segment profit (loss) before the under noted items	**4,238**	-	-	**(681)**	**3,557**
Non-controlling interest	-	-	-	-	-
Equity earnings	-	-	-	495	495
Tax expense (recovery)	704	-	-	-	704
Segment profit (loss)	**3,534**	-	-	**(186)**	**3,348**
Capital asset additions	2,929	7,091	-	6	10,026
Total assets	81,539	27,405	9,522	94,821	213,287
Inter-company balances included in total assets	(5,320)	-	-	(74,380)	(79,700)
Total consolidated assets	76,219	27,405	9,522	20,441	133,587

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

14. Hedging commitments

The Company uses derivative instruments to mitigate the effect of certain risks that are inherent in this business.

As at September 30, 2004, the Company had entered into a number of derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate movements. These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward and put option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates. For foreign currency protection contracts, fair value was determined using the exchange rate at year-end.

The put options offer downside protection while allowing the company to participate in any copper and gold price appreciation. Forward contracts are based on a fixed copper and gold price and cap the price that will be received for sales in the future. The fair values of these contracts are as noted below, and with the exception of copper forward contracts (note a), these have all been marked-to-market and recorded as other liabilities (note 11).

	Estimated Fair Value	
	September 30, 2004 $	December 31, 2003 $
Copper forward contracts (a)	(3,052)	(3,336)
Copper put option contracts (b)	10,284	-
Gold put options and forward contracts (c)	(7,200)	-
ZAR FX option (d)	125	143
Cross currency principal and interest swaps (e)	992	126

a) The Company has hedged 1,000 tonnes of its budgeted monthly copper production from October to December 2004 at $2,036 per tonne. These contracts are accounted for as sales contracts and therefore are not marked-to-market. As at September 30, 2004, the Company has restricted cash of $3,518 that was required as margin on the out-of-the-money copper forwards at Bwana.

b) The Company has entered into copper put option contracts on 210,240 tonnes of its expected copper production at Kansanshi beginning in year 2005 and ending in year 2007 at a price of $1,800 ($0.82 lb). Upon entering into these contracts, the Company assumed a premium obligation of $21,024, which becomes due and payable between January 2005 and December 2007. The net present value of this premium of $18,950 has been recorded as a deferred premium obligation on the balance sheet (note 14), with the current portion of this liability included within accrued liabilities. The fair value of the derivative instrument has been included as a cost associated with the construction of Kansanshi.

   As at September 30, 2004, the increase in copper prices has meant that the fair value of these put option contracts has decreased by $8,666. This decrease in fair value has been capitalised as commercial production at Kansanshi has not yet commenced.

c) The Company has entered into put option contracts on 139,296 ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in year 2005 and ending in year 2009. To cover the cost of these put option contracts that the Company has also entered into contingent gold forward contracts on 139,926 ounces of gold with a strike price of $400 for part of its gold production at Kansanshi beginning in year 2005 and ending in year 2009. As no premium is payable on this combined position, no obligation has been recognized.

   As at September 30, 2004, the increase in gold prices has meant that the combined fair value of the put options and forwards contracts has decreased by $7,200. This decrease in fair value has been capitalised as commercial production at Kansanshi has not yet commenced.

d) The Company has entered into an option swap ZAR to USD.

e) The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facility.

(expressed in thousands of U.S. dollars, except where indicated)

15. Commitments and contingencies

Kansanshi deferred consideration

Under the terms of the purchase agreement, the company has agreed to make a final payment to Cyprus Amax in connection with the Kansanshi acquisition. This amount will be calculated as $25,000 less an amount equal to the average market value for the thirty days prior to the commencement of commercial production of the 1.4 million common shares that the company previously issued to Cyprus Amax.

Guelb Moghrein Copper-Gold project

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company has conditionally agreed to make the following payments; $2 million upon satisfaction of certain conditions (first payment date); $3 million, 12 months after first payment date; and $5 million, 24 months after first payment or commercial production.

Commitments

In conjunction with the development of Kansanshi and other projects, the company has committed to approximately $51 million in capital expenditures as at September 30, 2004.

FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-12
November 11, 2004
www.first-quantum.com

FIRST QUANTUM MINERALS BEGINS COMMISSIONING AT KANSANSHI COPPER-GOLD MINE, ZAMBIA

ZESCO ENERGIZES POWER LINE AT KANSANSHI

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce that the new ZESCO Limited 330KV power line linking the cities of Chingola and Solwezi has been completed and energized. A link to the new substation at the Kansanshi mine site has also been completed and the first 65MVA transformer is available for use at Kansanshi.

Commissioning is underway. Waste stripping and ore stockpiling have commenced. During the remainder of 2004 and the first quarter of 2005, activation of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities will take place as well as build-up of in circuit inventory. Commissioning will be prioritized, with the staged introduction of water and ore through the plant, commencing with the sulphide circuit, and followed by the oxide circuit. Commercial production is expected to begin in March of 2005.

Philip Pascall, Chairman and CEO commented, "We are very pleased with the on time delivery of electricity to the Kansanshi mine. We have been extremely impressed with the efforts of ZESCO, China Henan International Cooperation Group Co Limited (sub station construction) and Kalpataru Power Transmission Limited (power line construction). We are delighted with the support that we have received from President Mwanawasa and the Government of the Republic of Zambia. We recognize the importance of both the new power line and the Kansanshi mine to the people of the North-Western Province. First Quantum Minerals is a committed long term investor in Zambia and we believe that the development of new low cost copper deposits, like Kansanshi, will play an increasingly important role in the future of Zambia's copper industry."

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"Philip Pascall"
Philip Pascall
Chairman & CEO

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

(November 12, 2004)

Third Quarter and Nine Months ended September 30, 2004
(expressed in U.S. dollars)

Summary of Financial and Operational Results

The following discussion, analysis and financial review is comprised of nine main sections:

1. At A Glance
2. 2004 Quarterly Discussion
3. Year to Date Discussion
4. Discussion of Financial Position and Liquidity
5. Other Matters
6. Third Quarter Comparison Discussion
7. Outlook
8. Critical Accounting Policies
9. Selected Annual Information and Summary of Quarterly Results

For further information on the Company reference should be made to the Company's Annual Information Form (AIF) and also to its public filings that are available on www.sedar.com.

1. At A Glance

Third Quarter ended September 30, 2004:

- Copper production of 11,330 tonnes (25 million pounds) with a cash cost (C1) of $0.45 per pound
- Acid production of 35,920 tonnes of which 16,884 tonnes were sold externally
- Net earnings of $8 million or $0.13 per share
- Cash flow from operations after operating working capital movements was $10 million or $0.17 per share

Copper production for the quarter was a record 11,330 tonnes at Bwana as the company realised the benefits of the two new Counter Current Decantation Tanks (CCDs), which have helped improve recoveries. In addition, the electrical current flow through the new tankhouse has been increased which has enabled more copper to be plated. C1 costs have fallen from Q2 by $0.03 cents due to an improved acid credit ($0.01) and nonrecurring accruals for site bonuses in Q2 ($0.02). At Kansanshi, pre-stripping has commenced with 934,000 tonnes of waste removed. It is anticipated that the processing of sulphide ore should commence in November.

Nine Months ended September 30, 2004:

- Copper production of 30,604 tonnes (67 million pounds) with a cash cost (C1) of $0.45 per pound
- Acid production of 104,529 tonnes of which 56,796 tonnes were sold externally
- Net earnings of $19 million or $0.31 per share
- Cash flow from operations after operating working capital movements was $28 million or $0.47 per share

Copper production for the first nine months of the year was a record 30,604 tonnes as Bwana realizing the benefits of the new ore-delivery system and other processing initiatives including two new CCDs which have improved recoveries. C1 costs have risen by $0.01 from 2003 principally due to a lower acid credit.

2. 2004 Quarterly Discussion

Consolidated Revenue

Q3 revenues were $31 million (Q2: 27m; Q1: 26m) which principally comprised copper revenues of $29 million (Q2: $23m; Q1: $22m) and acid revenues of $2 million (Q2: $3m; Q1: $4m). The improved copper revenues in Q3 can be attributed to an 18% over Q2 increase in copper sold, due to higher copper production at Bwana, coupled with a 5% increase in the realized copper price.

The realized copper price rose to $1.16 per pound (Q2: $1.11/lb; Q1: $1.03/lb). The average LME price for the third quarter was $1.27 per pound (Q2: $1.23/lb; Q1: $1.23/lb). The difference between the LME price and the realized price was due to realization charges and hedging activities. During the three months ended, September 30, 2004, the company delivered into 3,000 tonnes of copper forward sales contracts at an average realized price of $0.88 per pound.

2004 Quarterly Statistics Table 1	Q3 3 months	Q2 3 months	Q1 3 months
Revenues: ($ millions)			
Copper	$29	$23	$22
Acid	2	3	4
Other	-	1	-
Total Revenues	$31	$27	$26
Sales Statistics: (tonnes)			
Copper	11,233	9,553	9,693
Acid	16,884	19,149	20,763
Net Earnings ($ millions)	$8	$4	$7
Production Statistics (tonnes)			
Copper Production	11,330	9,585	9,689
Acid Production	35,920	34,265	34,344
Ore Treated	209,000	237,000	278,000
Ore Grade Treated	5.23%	4.56%	4.64%
Ore Mined	257,000	85,000	66,000
Waste Mined	5,147,000	2,854,000	1,036,000
Costs of Production			
Cash Costs (C1)	$0.45	$0.48	$0.39
Cash Costs (C3)	$0.68	$0.67	$0.53

Consolidated Cost of Sales and Production Statistics

Cost of sales were $14 million (Q2: $13m; Q1: $12m), the increase in cost of sales was due to an 18% over Q2 increase in the number of tonnes of copper sold, offset by an improvement in the costs per tonne from Q2.

Other expenses for the third quarter were $6 million (Q2: $7m; Q1: $5m). Included within Q2 other expenses were $1 million in foreign exchange losses that did not reoccur in Q3.

Included in other expenses for the third quarter was a $1 million recovery from a revision of the Company's asset retirement obligation liability. During the quarter the company updated its environmental impact studies. As a result of this update it was noted that in prior years the company had expensed in excess of the required asset retirement obligation and therefore reversed some of these costs this quarter which resulted in a recovery of $1 million.

Other expenses were predominantly comprised of depreciation of $3 million (Q2: $3m; Q1: $2m) and general and administration expenses of $1 million (Q2: $2m; Q1: $1m). The movement in depreciation expense is due to the 18% increase in production at Bwana which uses the units of production method of depreciation. Included in the general and administration expense for the Q3 was $0.2 million of stock option expense, which is now required to be charged to the income statement.

Mining

Lonshi:

During the Q3 2004, approximately 257,000 tonnes (Q2: 85,000t; Q1: 66,000t) of ore grading 4.7% (Q2: 5.2%; Q1: 4.3%) and approximately 4,213,000 tonnes (Q2: 2,854,000t; Q1: 1,036,000t) of waste were mined from Lonshi. The strip ratio for the quarter was approximately 16:1, which was greater than the revised life to date mine strip ratio of 12:1. As a result of the greater than mine life strip ratio, the company deferred approximately $1.0 million in mining costs for the third quarter. The focus at Lonshi this quarter was on push backs in the south and east of the mine, to effectively provide a greater floor from which ore can be mined in the fourth quarter. The significant increase in the mining operations during the third quarter from the start of the year has come about due to the larger mining fleet that is now operating at Lonshi.

Kansanshi:

In September 2004, pre-stripping commenced at Kansanshi with approximately 934,000 tonnes of waste being mined. As at September 30, 2004, the costs associated with this pre-stripping had been deferred and amounted to $1 million. By the end of the quarter the mining fleet at Kansanshi included ten haul trucks, four excavators, four dozers, two graders, two loaders and two water bowsers. It is anticipated that another eighteen haul trucks and three excavators will be added to the mining fleet before the end of the year.

Processing

Bwana:

During the Q3 2004, copper production increased to 11,330 tonnes (Q2: 9,585t; Q1: 9,689t). The 18% increase over Q2 was due to the installation of two new CCDs which has helped improved recoveries. In addition, the electrical current flow through the new tankhouse at Bwana has been increased which has enabled more copper to be plated.

Cash costs (C1) were $0.45 per pound (Q2: $0.48 lb; Q1: $0.39 lb) and total costs (C3) were $0.68 per pound (Q2: $0.67 lb; Q1: $0.53 lb) of copper. The improvement in cash costs from the second quarter can be explained by an improved acid credit of $0.01 per pound and nonrecurring accruals for site bonuses of $0.02 per pound that related to the second quarter. The increase in costs from the first quarter to the second quarter was due to a lower acid credit $0.03 per pound, the aforementioned accruals of $0.02 per pound, and increased ore costs.



Bwana Mkubwa - quarterly copper production and cash costs
Production (tonnes)
12,000
10,000
8,000
6,000
4,000
2,000
0
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Cash costs $/lb of copper
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04
Q3/04
Production (t)
CI Costs

Acid production increased to 35,920 tonnes (Q2: 34,265t; Q1: 34,344t) of which 16,884 tonnes (Q2: 19,149t; Q1: 20,763t) of surplus acid production was sold. The increase in acid production in the third quarter reflects the maintenance shutdown of Bwana's larger acid plant in the second quarter.

Cash Flow

During the Q3 2004, the cash flow from operating activities was $10 million (Q2: $10m; Q1: $5m) or $0.17 per share (Q2: $0.16; Q1: $0.09). Although net income was up $3 million over the previous quarter, cash flow from operations was adversely impacted by movements in working capital of $2 million for the quarter.

The cash inflow from financing activities was $77 million (Q2: $19m; Q1: $59m). The inflow from financing activities principally came from the net proceeds from long-term debt of $81 million. Reference should be made to section 3 of this MD&A for specific details of these net proceeds

The cash outflow from investing activities was $69 million (Q2: $52m; Q1: $36m) and was principally due to the expenditure associated with the Kansanshi project.

3. Year to Date Discussion

Earnings and Operations

Consolidated Revenue

Revenues increased to $84 million (2003: $41m; 2002: $40m) which comprised copper revenues of $74 million (2003: $32m; 2002: $9m), acid revenues of $9 million (2003: $9m; 2002: $9m) and other revenue of $1 million (2003: $0m; 2002: $22m). Revenues were up 105% on the comparative period due to improved copper prices and a 53% increase in copper production at Bwana. Acid revenues have remained consistent with the comparative periods as slightly higher acid prices and acid production has offset higher internal consumption due to the increase in copper production at Bwana. The increase in other revenue can be attributed to interest income on cash balances.

Nine Month Revenues Table 2			
	2004	2003	2002
Revenues ($ millions)			
Copper	$74	$32	$9
Acid	9	9	9
Other	1	0	22
Total Revenue	$84	$41	$40
Sales Statistics (tonnes)			
Copper Sales	30,479	20,258	6,283
Acid Sales	56,796	59,539	60,529
Realized Price			
Copper ($ per pound)	$1.10	$0.71	$0.65

The realized copper price rose to $1.10 per pound (2003: $0.71lb; 2002: $0.65lb). The LME copper price remained strong for the first nine months of 2004 with LME copper inventories falling and demand remaining strong from China.

The average LME price for the first nine months of 2004 was $1.24 per pound (2003: $0.77lb; 2002: $0.71lb). The difference between the LME price and the realized price was due to realization charges and hedging activities. During the nine months ended, September 30, 2004, the company delivered into 9,000 tonnes of copper forward sales contracts at an average realized price of $0.87 per pound.

Consolidated Cost of Sales and Production Statistics

Cost of sales for the nine months ended September 30, 2004, were $39 million (2003: $28m: 2002: $36m). The 39% increase in cost of sales was primarily due to the 51% increase in copper cathode sold. The 2002 amount includes Carlisa cost of sales of $24.1 million as a result of having proportionately consolidated the Company's investment in Carlisa.

Nine Month Cost of Sales and Production Statistics Table 3			
	2004	2003	2002
Costs			
Cost of Sales ($ million)	$39	$28	$36
C1 Costs ($ per pound)	$0.45	$0.43	$0.19
C3 Costs ($ per pound)	$0.64	$0.60	$0.37
Production Statistics (tonnes)			
Copper Production	30,604	19,955	6,283
Acid Production	104,529	102,835	96,980
Ore Treated	724,000	525,000	1,034,000
Ore Grade Treated	4.78%	4.58%	0.9%
Ore mined	407,000	273,000	633,000
Ore Grade Mined	4.8%	4.8%	4.6%
Waste mined	9,036,000	3,603,000	3,183,000

Other expenses for the nine months ended September 30, 2004 were $18 million (2003: $9m 2002: $7m). Other expenses comprised depletion and amortisation of $8 million (2003: $5m; 2002: $4m), general and administration costs of $4 million (2003: $2m; 2002: $2m) and interest and financing expenses of $2 million (2003: $1m; 2002: $2m). The movement in depreciation expense is due to the increased production at Bwana which uses the units of production method of depreciation. General and administrative expenses have increased disproportionately due to the change in accounting treatment that now requires the expensing of stock options. In the first nine months of 2004, $1 million was charged to the income statement for the expensing of stock options.

Mining

Lonshi:

The on-going exploration program at Lonshi has increased the mine reserve to 225,000 tons of acid soluble copper as at April 1, 2004. In the light of this reserve increase, and the prevailing improvement in copper price, a new mine plan was generated. The new mine plan has a life-of-mine stripping ratio of 12:1 compared to the previous plan of 8:1.

For the nine months ended September 30, 2004, approximately 407,000 tonnes (2003: 273,000t; 2002: 633,000t) of ore grading 4.8% (2003: 4.8%; 2002: 5.6%) and approximately 8,102,000 tonnes (2003: 3,603,000t; 2002: 3,183,000t) of waste were mined in total. Due to the increased copper production at Bwana and the need to re-establish a strategic stockpile, the size of the mining fleet at Lonshi has increased significantly to cope with this increased demand. The strip ratio (ratio of waste to ore) for the first nine months was 22.2:1 (2003: 13.2:1; 2002: 5:1). As a result the Company has deferred costs of approximately $2.6 million since December 31, 2003 (2003: $2m) associated with its mining program. For a full understanding of the implications of this policy, reference should be made to the critical accounting policies in both the 2003 Annual Report and Management Discussion and Analysis.

Kansanshi:

In September 2004, pre-stripping commenced at Kansanshi with approximately 934,000 tonnes of waste being removed. As at September 30, 2004, the costs associated with this pre-stripping had been deferred and amounted to $1 million. By the end of the quarter the mining fleet at Kansanshi included ten haul trucks, four excavators, four dozers, two graders, two loaders and two water bowsers. It is anticipated that another eighteen haul trucks and three excavators will be added to the mining fleet before the end of the year.

Processing

Bwana:

For the nine months ended September 30, 2004, copper production increased to 30,604 tonnes (2003: 19,955t; 2002: 6,283t). The 53% increase in production has resulted from a steady state of production being reached as well as Bwana realizing the benefits of the new ore-delivery system and other processing initiatives including two new CCDs which have improved recoveries. In addition, the electrical current flow through the new tankhouse at Bwana has been increased which has enabled more copper to be plated. For the first nine months of 2003, Bwana was still coming to terms with processing Lonshi ore in the wet and was working towards maximizing the processing capacity from the expansion that occurred at the end of 2002. In addition, the new ore-delivery system was only completed in the Q4 2003. The Bwana plant is on track to exceed the budgeted target of 35,000 tonnes of copper cathode in 2004.

Cash costs (C1) for the nine months were $0.45 per pound (2003: $0.43/lb; 2002: $0.19/lb) and total costs (C3) were $0.64 per pound (2003: $0.60/lb; 2002: $0.37/lb). Cash costs (C1) have risen from 2003 to 2004 as a result of the increase in copper production, the acid credit per pound of copper produced has fallen to $0.06 per pound from $0.11 per pound in the first nine months of 2003. In addition, the cost of ore processed has increased approximately $0.04 per pound from 2003. The decrease in acid credit and increase in ore costs have been partially offset by improved processing costs at Bwana.

Acid production was 104,529 tonnes (2003: 102,835t; 2002: 96,980t), of which 56,796 tonnes (2003: 59,539t; 2002: 60,529t) of surplus acid production was sold to external customers. The increase in acid production for the nine months can be predominantly explained by the timing of planned maintenance programs. The increase in acid production has only been partially reflected in the surplus acid sales as more acid has been consumed internally due to higher copper production.

Consolidated Earnings

Nine Month Net Earnings
Table 4

	2004	2003	2002
Earnings			
$ (millions)	$19	$3	$(3)
Basic earnings per share	$0.31	$0.06	$(0.06)
Diluted earnings per share	$0.31	$0.06	$(0.06)

Net earnings for the nine months increased to $19 million (2003: $3m; 2002: $(3m)) or $0.32 per share (2003: $0.06; 2002: $(0.06)). Equity investment earnings for the nine month period were $1 million (2003: $(0m); 2002: $0m). The improvement in equity investment earnings came as a result of positive earnings from Anvil's Dikulushi mine in the Democratic Republic of Congo (DRC) on the back of improved production and stronger copper prices.

Cash Flow

Consolidated Cash Flow

Nine Month Cash Flows
Table 5

	2004	2003	2002
Cash Flows from: ($ millions)			
Operating activities	$28	$8	$(5)
Financing activities	$150	$25	$9
Investing activities	$(154)	$(22)	$(10)

Nine Months ended September 30, 2004

The cash inflow from operating activities was $28 million (2003: $8m; 2002: $(5m)) or $0.47 per share (2003: $0.16; 2002: $(0.03)). The significant turnaround in cash flow from operations is attributable to the improvement in revenue resulting from increased production and improved copper prices. Cash flow from operating activities was impacted adversely by movements in operating working capital of $9 million for the nine month period. Included within this movement was a $6 million increase in accounts receivable and prepaids, which can be principally attributed to improved copper revenues, and a decrease in accounts payable and accrued liabilities of $2 million.

The cash inflow from financing activities was $150 million (2003: $25m; 2002: $9m). During the first nine months of 2004 approximately $176 million was raised through equity offerings and debt facilities. The following table provides detail of all the financings that were undertaken in 2004 and the actual use of proceeds compared with their stated use of proceeds at the time the financing was announced:

Financing 2004 Table 6			
		Use of Proceeds	
Lender / Source	**Amount**	**Proposed**	**Actual**
Equity:			
3.75 million Common Shares @ CDN16.00 (Feb 10, 2004)	$45 million (gross proceeds)	For exploration, and development and general corporate purposes.	As proposed
Debt:			
Standard Bank	$6 million	Financing of Kansanshi Powerline	As proposed
European Investment Bank (EIB)(Kansanshi) (Fully drawn as at Sept 29, 2004)	€34 million	Finance construction at Kansanshi	As proposed
Standard Bank Group and West LB facility ($66 million drawn as at Sept 30, 2004)	$120 million	Finance construction at Kansanshi	As proposed
Banque Belgolaise and Export Development Bank of Canada ($16 million drawn as at Sept 30, 2004)	$30 million	FQM Zambia Mining Fleet	As proposed
Glencore International AG	$25 million	Kansanshi Cost Overrun Facility	Undrawn

On the February 10, 2004, the Company issued 3.75 million shares at $CDN16.00 for the net proceeds of approximately $43 million.

During the first nine months, the Company made draw downs from its available facilities. The draw downs during the first nine months amounted to $67 million on the Standard Bank Group and WestLB facility, €34 million Euro ($41 million) on the Kansanshi EIB facility, and $16 million on the FQM (Zambia) Banque Belgolaise facility. All the aforementioned loans have been drawn down to fund the development of the Kansanshi project. In addition, the Company has drawn down $9 million on the Bwana Standard Chartered facility for general working capital purposes, which has resulted in the facility now being fully drawn down to its $30 million limit.

The Company has also repaid $5 million on the Banque Belgolaise facility, $6 million on the Bwana Standard Chartered facility, and $3 million on the Bwana EIB facility during the nine month period and has made payments for deferred finance fees in the amount of $5 million.

During the third quarter, the Company extended its Banque Belgolaise facility for the Comisa Mining fleet to $10 million, to provide additional financing for the larger mining fleet at Comisa.

The cash outflow from investing activities was $154 million (2003: $22m; 2002: $10m). During the first nine months of 2004 the Company continued its capital investment in the Kansanshi project.

4. Discussion of Financial Position and Liquidity

Financial Position Table 7			
Assets ($ millions)	**2004 Sept 30**	**2003 Dec 31**	**2002 Dec 31**
Cash and cash equivalents	$50	$26	$8
Total current assets	99	48	23
Total assets	385	162	99
Liabilities ($ millions)			
Total current liabilities	$47	$34	$18
Net long-term debt	155	32	20
Total liabilities	238	78	45
Shareholders' Equity ($ millions)	145	82	52
Working capital ($ millions)	$52	$14	$5
Weighted Average # Shares (000's)	59,861	50,668	43,363
Outstanding # of Shares (000's)	60,771	56,396	43,507

Cash and cash equivalents

At September 30, 2004, the Company had cash and cash equivalents of $50 million (Dec 2003: $26m; Dec 2002: $8m). The increase in cash can be principally attributed to positive cash flow from operating activities ($28m).

Restricted Cash

As at September 30, 2004, the Company has $6 million in cash that is being held as security for margin calls for the out-of-the-money copper forwards at Bwana and in sinking funds for debt repayments. The copper forwards are being settled progressively each month allowing for these funds to be repaid to the Company.

Current assets

Total current assets were $99 million (Dec 2003: $48m; Dec 2002: $23m) the increase in current assets was due to increased cash and cash equivalents, restricted cash and accounts receivables and prepaid expenses associated with the Kansanshi development.

Other assets and deferred charges

Total other assets and deferred charges were $11 million (Dec 2003: $3m; Dec 2002: $0m) which is principally comprised of deferred financing fees $7 million (Dec 2003: $2m; Dec 2002: $0m), deferred stripping asset of $2 million (Dec 2003: $(3m); Dec 2002: $0m) and non-current ore in stockpiles $1 million (Dec 2003: $1m; Dec 2002: $0m). The increase in deferred financing fees has principally arisen due to the debt financing associated with the Kansanshi project. The deferred stripping assets relates to mining costs associated with Lonshi and Kansanshi.

Total assets

Total assets were $385 million (Dec 2003: $162m; Dec 2002: $99m). The large increase is as a result of an increase in current assets and also capital assets. The capital assets have increased due principally to the continuing construction and investment at Kansanshi.

Current liabilities

Current liabilities were $47 million (Dec 2003: $34m; Dec 2002: $18m). The increase for the first nine months of 2004 can be attributed to an increase in accounts payable associated with Kansanshi and an increase in the current portion of long-term debt.

Net long-term debt

Net long term debt was $155 million (Dec 2003: $32m; Dec 2002: $20m). The increase in net long term is due to financing of the Kansanshi project. For a more detailed understanding of the increase in term loans reference should be made to the discussion on the year to date cash flow from financing activities included in section 4.

Other Liabilities

Other liabilities were $22 million (Dec 2003: $7m; Dec 2002: $1m), which include provisions for environmental and closures; $5 million (Dec 2003: $5m; Dec 2002: $1m), provisions for deferred stripping, $0 million (Dec 2003: $3m), and net deferred premium obligations of $17 million (Dec 2003: $0m). During the third quarter 2004, the company updated its environmental studies for its existing operations which resulted in a decrease to its provision for environmental and closures by $2 million. In addition, it also provided for environmental and site closures costs at Kansanshi of $1.5 million. The Kansanshi estimate of the costs to rehabilitation up September 30, 2004 and will be revised as Kansanshi is commissioned.

The deferred stripping provision has now reversed as the stripping ratio at Lonshi has now exceeded the mine life average and the company has deferred costs associated with mining. Reference should be made to other assets and deferred charges. The unrealized fair value on derivative instruments represents the unrealized marked-to-market gains and losses on the derivative instruments at September 30, 2004. Reference should be made to the Financial Instruments note contained in section 5.

Total liabilities

Total liabilities were $238 million (Dec 2003: $78m; Dec 2002: $45m) which include future income taxes of $14 million (2003: $5m; 2002: $4m). The provision for future income taxes continues to increase as the Company generates positive earnings at Bwana and utilizes accelerated capital allowances for tax purposes to minimize the amount of cash taxes payable.

Contractual Obligations

Payments Due by Period
Table 8

($ millions)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	There after
Long Term Debt $	$175	$20	$34	$32	$26	$20	$43
Commitments	$51	$43	$3	$5	-	-	-

Under the terms of the Kansanshi purchase agreement the Company is required to make a final payment to Cyprus Amax. This amount will be calculated as $25 million less an amount equal to the average market value, for the thirty days prior to the project achieving commercial production, of 1.4 million common shares of the Company. This amount has not been included in the table above.

Under the terms of the Guelb Moghrein development agreement announced on July 14, 2004, the Company has conditionally agreed to make the following payments; $2 million upon satisfaction of certain conditions (first payment date); $3 million, 12 months after first payment date; and $5 million, 24 months after first payment or commercial production.

Undrawn Debt Facilities

As at September 30, 2004 the Company had undrawn debt facilities of $97 million (Dec 2003: $169m) that has principally been designated for the capital requirements of the Kansanshi project. The Company will draw upon these facilities as required.

Working capital

As at September 30, 2004 the working capital of the Company was $52 million (Dec 2003: $14m; Dec 2002: $5m). The improvement in the working capital ratio comes primarily from the positive cash flow from operations and the equity financing that was completed in February.

Shareholders' Equity

As at September 30, 2004, the Company had shareholders' equity of $145 million (Dec 2003: $82m; 2002: $52m). During the first nine months the Company raised $43.2 million from the placement of 3.75 million shares for CDN$16.00, the proceeds of which were used to initially assist in the funding of Kansanshi. Strong operating cash flow has now meant that these funds are now available again to the company, for potential acquisitions, working capital and general corporate purposes.

As at September 30, 2004 the Company had 60,771,128 common shares outstanding (Dec 2003: 56,396,128; Dec 2002: 43,506,628). In addition to the outstanding common shares, the Company had 2,317,500 options and 250,000 warrants outstanding. The weighted average number of shares outstanding for the nine months was 59,860,749 (Dec 2003: 50,668,307; Dec 2002: 43,362,680).

5. Other Matters

Quarterly Segmented Discussion
Table 9

($ millions)	BCO	CDA	Total
Revenue	$83	$1	$84
Cost of Sales	39	-	39
Gross Profit	44	1	45
Other expenses	11	7	18
Net Earnings	24	(5)	19

Segmented Information

For the nine months ended September 30, 2004, the combined operation at Bwana and Comisa (BCO) had revenues of $83 million (2003: $40m; 2002: $18m). CDA refers to Corporate Development and Administration.

Kansanshi Copper Project ("Kansanshi")

As at September 30, 2004, the Kansanshi project is approximately 96% complete. Site construction is approximately 92% complete. $132 million of the direct capital cost of the process plant has been committed. All major equipment items and long lead items have been purchased. All site construction contracts have been awarded and site construction is in progress.

The construction and procurement process began in earnest in September 2003. As of September 2004, pre-stripping had commenced with 934,000 tonnes of waste being mined. Mining of ore will commence in the fourth quarter of 2004. It is currently anticipated that processing of sulphide and oxide stream of ore should commence in the fourth quarter. All costs and revenues associated with startup of Kansanshi will be deferred until commercial production is reached. It is currently anticipated that commercial production should be reached in early 2005.

For a complete understanding of the Kansanshi project reference should be made to the 2003 Annual Report and Management Discussion and Analysis.

Guelb Moghrein Copper-Gold Project

The Government of Mauritania has signed an agreement approving the involvement of First Quantum Minerals in the development of the Guelb Moghrein copper-gold deposit located near Akjoujt in Mauritania. This agreement is in the name of Muaritania Copper Mines SPRL, a newly formed company, which is beneficially owned 80% by First Quantum Minerals and 20% by Guelb Moghrein Mines d'Akjoujt SA.

First Quantum Minerals has conditionally undertaken to develop Guelb Moghrein with production expected by the fourth quarter of 2005. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Noucakchott and exported to international smelters.

The Guelb Moghrein deposit is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. It consists of an open pit mineable, copper/gold deposit containing a measured and indicated resource of 23.7 million tonnes grading 1.88% total copper and 1.41 grams of gold per tonne, as estimated by Kilborn-SNC Lavalin Europe Limited, for a previous owner.

This resource was estimated in accordance with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, July 1998, and hence is believed to have been done to the industry standards then pertaining. The resource, which First Quantum considers relevant, has not been verified by a Qualified Person for First Quantum as required by National Instrument 43-101. First Quantum is not treating the resource as a National Instrument 43-101 defined resource and therefore it should not be relied upon. First Quantum intends to establish a new resource under National Instrument 43-101 guidelines in due course.

Deferred Exploration

As at September 30, 2004, the Company had deferred exploration costs of $4 million (Dec 2003: $2m; Dec 2002:$1m), which consisted of deferred costs in relation to Lufua $2 million (Dec 2003: $1m), Lonshi $1 million (Dec 2003: $1m) and Zambian exploration projects and Mauritania of $1 million (Dec 2003:$0m). Lufua is a copper-cobalt prospect located in the DRC. The deferred exploration costs for Lonshi are costs associated with a further potential extension of the copper resource at the Lonshi mineral property in the DRC. Effective April 1, 2004, the Company transferred $1 million from deferred exploration to mineral property to reflect the increase in reserves and the new mine plan.

During the nine months ended September 2004, the Company expensed $2 million (2003: $0m; 2002: $0m) on other exploration targets that were predominantly located within the DRC and Zambia. Exploration activities in the first three months of each year are generally limited due to the wet season in Zambia and the DRC.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at September 30, 2004 is $10 million (Dec 2003: $10m; Dec 2002: $10m). There were no movements in this investment during the first nine months of 2004.

As the majority owner of Mopani is a private company, only limited public information is available for dissemination. Notwithstanding, in a recent Reuters article, it was noted that "copper production for 2004 was expected to increase 23% percent to 165,000 tonnes, 5,000 tonnes higher than the initial budget, from 134,000 tonnes last year." In addition, the article noted that Mopani had "produced 120,877 tonnes of copper between January and September..." Later in the same article, Tim Henderson the CEO of Mopani noted that "the Mufulira smelter, which currently has a handling capacity of 420,000 tonnes of copper concentrate per year, would eventually be expanded to handle 850,000 tonnes of copper concentrate."

Investments -Anvil

The Company holds a 17.1% (2003: 17.7%; 2002: 18.6%) interest in Anvil Mining Limited (Anvil), a public company quoted on the Australian (ASX), Berlin, and most recently, the Toronto Stock Exchange (TSX). The Company currently holds 36,996,171 shares (2003: 34,029,857; 2002: 31,148,857) listed on the ASX and acquired 330,000 shares listed on the TSX during the Third Quarter. The carrying value of this investment as at September 30, 2004 was $5 million (2003: $3m; 2002: $3m). The market value of this investment as at September 30, 2004 was approximately $17 million (2003: $11m; 2002: $2m).

On June 2, 2004, Anvil completed a Canadian initial public offering. The purpose of this offering was to enhance Anvil's ability to access the larger North American capital markets and enhance opportunities for the development and growth of Anvil.

On August 31, 2004, Anvil announced its results for the twelve months ended June 30, 2004. The press release stated that net earnings for the year increased to $6 million (2003: loss $1 million) and earnings per share increased to $0.31 per share (2003: loss $0.04 per share).

Further information on Anvil can be found at www.anvil.com.au.

Financial Instruments

As at September 30, 2004, the Company had entered into a number of derivative instruments to minimize the risk exposure to copper and gold prices, foreign currency, and interest rate movements. These instruments consist of forward and option contracts, interest rate protection contracts, and foreign currency protection contracts.

For copper and gold forward and put option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates. For foreign currency protection contracts, fair value was determined using the exchange rate at quarter-end.

The put options offer downside protection while allowing the company to participate in any copper and gold price appreciation. Forward contracts are based on a fixed copper and gold price and cap the price that will be received for sales in the future.

Copper Financial Instruments

The Company has entered into forward contracts of 1,000 tonnes of its budgeted monthly copper production at Bwana from October to December 2004 at $2,036 ($0.92 lb) per tonne. At September 30, 2004, the fair value of these copper forwards was negative $3.1 million. These forward contracts are accounted for as sales contracts and therefore are not marked-to-market.

The Company has entered into copper put option contracts on 210,240 tonnes of its expected copper production at Kansanshi beginning in year 2005 and ending in year 2007 at a price of $1,800 ($0.82 lb). Upon entering into these contracts, the Company assumed a premium obligation of $21 million, which becomes due and payable between January 2005 and December 2007. The net present value of this premium of $19 million has been recorded as a deferred premium obligation on the balance sheet, with the current portion of this liability included within accrued liabilities. The fair value of the derivative instrument has been included as a cost associated with the construction of Kansanshi.

As at September 30, 2004, the increase in copper prices has meant that the fair value of these put option contracts has decreased by $8.7 million. This decrease in fair value has been capitalised as commercial production at Kansanshi has not yet commenced.

Gold Financial Instruments

The Company has entered into put option contracts on 139,296 ounces at a forward price of $350 per ounce for part of its gold production at Kansanshi beginning in year 2005 and ending in year 2009. To cover the cost of these put option contracts that the Company has also entered into contingent gold forward contracts on 139,926 ounces of gold with a strike price of $400 for part of its gold production at Kansanshi beginning in year 2005 and ending in year 2009. As no premium is payable on this combined position, no obligation has been recognized.

As at September 30, 2004, the increase in gold prices has meant that the combined fair value of the put options and forwards contracts has decreased by $7.2 million. This decrease in fair value has been capitalised as commercial production at Kansanshi has not yet commenced.

Other Financial Instruments

The Company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Bwana and Kansanshi EIB facility. At September 30, 2004, the fair value of these instruments was $992,000 and has been accounted for in the balance sheet as unrealized fair value of derivative instruments.

The Company has entered into an option swap ZAR to USD. At September 30, 2004, the fair value of this instrument was $125,000 and has been accounted for in the balance sheet as unrealized fair value of derivative instruments.

6. Third Quarter Comparative Discussion

Third Quarter revenues were $31 million (2003: $18m; 2002: $6m) which included copper revenues of $29 million (2003: $15m; 2002: $3m) and acid revenues of $2 million (2003: $3m; 2002: $4m). Copper revenues increased 93% due to improvements in both the realized copper price and a 28% increase in copper production at Bwana. The increase in other revenue can be principally attributed to recoupment of corporate costs from Kansanshi and interest income on cash balances.

Third Quarter Statistics Table 10			
	2004	**2003**	**2002**
Revenues: ($ millions)	**3 months**	**3 months**	**3 months**
Copper	$29	$15	$3
Acid	2	3	4
Other	-	-	(1)
Total Revenues	$31	$18	$6
Sales Statistics: (tonnes)			
Copper	11,233	9,553	9,963
Acid	16,884	19,149	20,763
Net Earnings ($ millions)	$8	$3	$3
Production Statistics (tonnes)			
Copper Production	11,330	8,862	1,945
Acid Production	35,920	36,245	34,105
Ore Mined	257,000	260,000	178,000
Waste Mined	5,147,000	1,833,000	1,594,000
Costs of Production			
Cash Costs (C1)	$0.45	$0.42	$0.20
Cash Costs (C3)	$0.68	$0.47	$0.47

Cost of sales were $14 million (2003: $11m; 2002: $5m), the increase in cost of sales was predominately driven by the increase in the tonnes of copper sold.

Other expenses for the Third Quarter were $6 million (2003: $3m; 2002: $2m). Other expenses were predominantly comprised of depreciation of $3 million (2003: $2m; 2002: $1m) and general and administration expenses of $1 million (2003: $1m; 2002: $1m).

Included in other expenses for the third quarter was a $1 million recovery from a revision of the Company's asset retirement obligation liability. During the quarter the company updated its environmental impact studies. As a result of this update it was noted that in prior years the company had expensed in excess of the required asset retirement obligation and therefore reversed some of these costs this quarter which resulted in a recovery of $1 million.

The movement in depreciation expense is due to the increased production at Bwana which uses the units of production method of depreciation. Included in the general and administration expense for the Third Quarter was $0.2 million of stock option expense, which is now required to be charged to the income statement.

<u>Mining</u>

Lonshi:

During the Third Quarter 2004, approximately 257,000 tonnes (2003: 260,000t; 2002: 178,000t) of ore and approximately 5,147,000 tonnes (2003: 1,833,000t; 2002: 1,594,000t) of waste were mined from Lonshi. The larger mining fleet at Lonshi during 2004 has meant that more material has been mined than in previous third quarters.

Kansanshi:

In September 2004, pre-stripping commenced at Kansanshi with approximately 934,000 tonnes of waste being mined. As at September 30, 2004, the costs associated with these pre-stripping had been deferred and amounted to $1 million.

<u>Processing</u>

During the Third Quarter 2004, copper production increased to 11,330 tonnes (2003: 8,862t; 2002: 1,945t). The 28% increase over 2003 was due to a steady state of production being reached as Bwana realized the benefits of the new ore delivery system and other processing initiatives including increased electrical current through the tankhouse and two new CCDs .

Cash costs (C1) were $0.45 per pound (2003: $0.42 lb; 2002:$0.20 lb) and total costs (C3) were $0.68 per pound (2003: $0.47lb; 2002: $0.47 lb) of copper. The increase in cash costs from 2003 can be principally attributed to a lower acid credit as more acid is being consumed in the copper process.

Acid production increased to 35,920 tonnes (2003: 36,245t; 2002: 34,105t) of which 16,884 tonnes (2003: 19,149t; 2002: 20,763t) of surplus acid production was sold. The decrease in the surplus acid production was due to the increase in internal consumption as a result of the increased copper production.

<u>Cash Flow</u>

During the Third Quarter 2004, the cash flow from operating activities was $10 million (2003: $8m; 2002: $(1m)) or $0.17 per share (2003: $0.15; 2002: $(0.03)). The improvement in cash flow from operations is directly attributable to the improved net earnings for the quarter.

The cash inflow from financing activities was $77 million (2003: $18m; 2002: $11m). During the Third Quarter 2004, the Company continued to make draw downs associated with development of the Kansanshi project which were not made in the previous quarters.

The cash outflow from investing activities was $69 million (2003: $(12m); 2002: $7m) and was principally due to the construction associated with the Kansanshi project.

7. Outlook

Based on copper production of 30,604 tonnes for the first nine months of 2004, the Bwana Mkubwa SX/EW processing facility is now expected to produce approximately 40,000 tonnes of copper cathode in 2004. This represents a 14% increase over the original 2004 forecast of 35,000 tonnes of copper. During October, Bwana Mkubwa produced 3,828 tonnes of copper cathode.

At Kansanshi, construction is nearing practical completion. Waste stripping and ore stockpiling have commenced. The new 330Kv ZESCO power line has been energized and commissioning is underway. During the remainder of 2004 and the first quarter of 2005, activation of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities will take place as well as build-up of in-circuit inventory. Commercial production is expected to begin in early 2005.

The original GRD Minproc Definitive Feasibility Study (DFS) for Kansanshi envisioned the treatment of 4 million tonnes of oxide ore and 2 million tonnes of sulphide ore upon commissioning. Improvements carried out to the sulphide milling circuit during construction will double name plate throughput to approximately 4 million tonnes per year of sulphide ore. This will result in copper concentrate production outperforming the DFS forecasts in the early years of operation. A consultant is currently preparing an independent report taking into account the expanded sulphide capacity and the impact upon annual production rates and unit costs. Results of the report will be published upon receipt. In addition, studies continue to consider bringing forward an additional sulphide circuit expansion, originally scheduled in the DFS for years three and five, with the aim of further increasing copper output to approximately 130,000 tonnes finished copper per year.

At the newly discovered Lufua project in the DRC, in-fill drilling to move the resource into the reserve category is underway. Metallurgical testing and preliminary feasibility work are also in progress. Updated resource/reserve statements, as well as a Project Engineering Report, are expected to be published in the first quarter of 2005.

At Guelb Moghrein, in Mauritania, MDM Processing, an Australian engineering company, is nearing completion of a Project Engineering Report (PER). The results of the PER will be published in the fourth quarter of 2004. The PER will be used to solicit selected engineering groups for design and construction proposals. The contracts for the plant construction are expected to be awarded early in 2005. Guleb Moghrein is expected to be financed through a combination of cash on hand, project debt and end user/supplier finance. An exploration drill program of approximately 5,000 metres will begin in January 2005 on selected high priorities targets within the 8,000 square kilometer Guelb Moghrein exploration tenement.

A substantial exploration program is underway for the DRC Pedicle region where First Quantum controls approximately 11,000 square kilometers of prospective geology. Drilling will test several copper soil anomalies including Lufua East, Ndongo, Ndongo East and Lonshi South. Drilling has commenced in Zambia at the Mkushi prospect and will also take place in Joint Venture with BHP Billiton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress.

8. Critical Accounting Policies

The following section outlines those changes in accounting policies that have been occurred since the filing of the Company's 2003 Audit Financial Statements and the accompanying Management Discussion and Analysis. For a full understanding of the critical accounting policies of the company reference should be made to the aforementioned financial statements.

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA), set out in Section 3870 "Stock-based Compensation and other stock-based payments". Under the new standard on stock-based compensation the Company is required to expense the fair value of the options granted to the Income Statement at the date of issue. The previous policy only required disclosure of the fair value in the notes to the financial statements.

The fair value of the options is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. The resulting fair value of the options is amortized over their vesting periods. Cash consideration received from employees when they exercise the options is credited to share capital.

The adoption of this standard required retroactive adjustment to retained earnings without restatement. On Jan 1, 2004 the company decreased retained earnings by $467,000 and increased contributed surplus and common shares by $391,000 and $76,000 respectively.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of the CICA set out in Section 3110 "Asset Retirement Obligations". Under the new standard the company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Upon adoption of these new recommendations the Company, increased its capital assets and environmental provisions by $1.5 million and $2.9 million respectively. It also decreased its future income tax liability, retained earnings and inventory balances by $0.4 million, $1.3 million and $0.3 million respectively.

Hedging Relationships

On January 1, 2004, the Company has adopted CICA Accounting Guideline 13, "Hedging Relationships" (AcG 13), the Company reviewed its existing hedge accounting treatment of certain derivative financial instruments in accordance with AcG 13 which establishes new criteria for hedge accounting.

Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

During its review, the Company identified cross-currency swaps and interest rate swaps, which had previously been designated as hedges of fluctuation in currency rate movements. Although some of its other derivative financial instruments would qualify for hedge accounting, most would not qualify under the stringent guidelines of AcG 13, even though, in management's opinion, some of these contracts continue to be effective in mitigating the Company's exposure to interest rate and foreign currency fluctuations.

Having reviewed the current guidelines relating to hedge accounting, management is of the opinion that in order to provide more transparency and consistency in the manner in which hedging transactions are reported, the Company will instead mark-to market all of its derivative financial instruments.

The overall effect resulting from the application of AcG 13 was an increase to the Company's net profit after taxes for the quarter by $0.1 million. For further information on the adoption of AcG 13 reference should be made to note 2 of the Quarterly Financial Statements.

Estimates, Risks and Uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's operations and results are subjected to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding mining and processing, mine development, copper prices, gold prices, estimation of carrying values, government and environmental regulations, international operations, health, currency, inflation, key personnel, share market and capital requirements risks. For a full understanding of these risks and others, reference should be made to the Company's 'Annual Information Form'.

Forward Looking Statements

Certain information contained in the Management's Discussion and Analysis constitutes "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and

other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

9. Selected Annual Information and Summary of Quarterly Results

Selected Annual Information
Table 11

	2004	2003[1]	2002[1]	2001[1]	2000[1]
Statement of Operations	**(9 months)**	**(12 months)**	**(13 months)**		
($ millions)					
Total Revenues	$84	$61	$51	$138	$91
Net Earnings (Loss)	19	5	(4)	(21)	7
Net Earnings per Share					
Basic	$0.31	$0.09	$(0.09)	$(0.58)	$0.30
Diluted	$0.31	$0.09	$(0.09)	$(0.58)	$0.27
Balance Sheet ($ millions)					
Total Assets	$385	$162	$99	$157	$130
Total long-term liabilities	191	44	27	61	55
Shareholders' Equity ($ millions)	$145	$82	$52	$45	$32
Cash Flow from:					
Operating activities ($ millions)	$28	$16	$(4)	$7	$9
Operating per share	$0.47	$0.31	$(0.09)	$0.18	$0.37

[1] *amounts have been restated to conform to new Canadian GAAP requirements*

The comparison between financial years is complicated by the change in fiscal year end that occurred in 2003. This change means that the 2002 year is a 13 month period.

Comparison between years is further complicated by the results of Carlisa being proportionately consolidated from April 1, 2000 to March 1, 2002. After diluting its investment in Carlisa, the Company now cost accounts for its investment. To fully understand the impact of Carlisa, reference should be made to the 2002 audited annual financial statements.

Summary of Quarterly Results

The following table sets out the financial performance, financial position and operation statistics for the Company for the last eight quarters. It should be noted that Q4 2002 is for 4 months due to the change in fiscal year end that occurred in 2002.

Summary of Quarterly Results (unaudited)
Table 12

Statement of Operations and Deficit	**2004 Q3**	**2004 Q2**	**2004 Q1**	**2003 Q4**	**2003 Q3**	**2003 Q2**	**2003 Q1**	**2002 Q4**
Total Revenues ($ millions)	$31	$27	$26	$20	$18	$13	$10	$12
Cost of Sales ($ millions)	14	13	12	13	11	9	8	11
Net Earnings (Loss) ($ millions)	8	4	7	2	3	-	-	(1)
Basic Earnings per share	$0.13	$0.07	$0.11	$0.02	$0.06	$(0.00)	$(0.00)	$(0.02)
Diluted Earnings per share	$0.13	$0.07	$0.11	$0.02	$0.06	$(0.00)	$(0.00)	$(0.02)
Production Statistics								
Mining:								
Ore Mined	257,000	85,000	66,000	439,000	260,000	12,000	-	487,000
Copper Grade %	4.7	5.2	4.3	5.5	4.8	4.3	-	5.3
Waste Mined	5,147,000	2,854,000	1,036,000	885,000	1,833,000	1,343,000	427,000	1,048,000
Processing:								
Ore Processed	278,000	237,000	209,000	197,000	233,000	181,000	111,000	161,000
Contained Copper (tonnes)	12,908	10,813	10,904	10,790	11,188	7,794	5,053	7,033
Recovery %	88	89	89	89	79	86	86	80
Copper Produced (tonnes)	11,330	9,585	9,689	9,558	8,862	6,734	4,359	5,595
Acid Produced (tonnes)	35,920	34,265	34,344	33,035	36,245	29,286	34,385	43,283
Surplus Acid (tonnes)	16,884	19,149	20,763	15,689	20,275	15,832	23,432	27,669
Financial Position ($ millions)								
Working Capital	$52	$28	$40	$14	$10	$1	$1	$5
Total Assets	$385	$276	$242	$162	$132	$111	$97	$99

FIRST QUANTUM MINERALS LTD.

NEWS RELEASE

04-13

November 15, 2004

www.first-quantum.com

FIRST QUANTUM MINERALS REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce results for the three month and nine month periods ended September 30, 2004. The complete financial statements are available for review at www.first-quantum.com.

Summary Table

	2004		2003	
Financial Data ('000)	**Third Quarter (Jul-Sep)**	**Nine Months (Jan-Sep)**	Third Quarter (Jul-Sep)	Nine Months (Jan-Sep)
Cash flow, (before operating working capital movements)	**12,939**	**36,535**	5,830	9,879
Cash flow, (after operating working capital movements)	**10,445**	**27,937**	7,979	8,619
Net earnings (loss)	**8,014**	**18,793**	3,348	3,143
Weighted average shares outstanding ('000)	**60,667**	**59,861**	54,707	48,872
Per Share Data				
Cash flow, (before operating working capital movements)	**0.21**	**0.61**	0.11	0.20
Cash flow, (after operating working capital movements)	**0.17**	**0.47**	0.15	0.18
Net earnings (loss)	**0.13**	**0.31**	0.06	0.06
Operating Data				
Finished Copper Production (tonnes)	**11,330**	**30,604**	8,862	19,955
Sulphuric Acid Sold (tonnes)	**16,884**	**56,796**	20,275	59,539
Total Cost (C3) Copper (US$/lb)	**0.68**	**0.64**	0.47	0.60
Cash Cost (C1) Copper (US$/lb)	**0.45**	**0.45**	0.42	0.43

Notable Events

- Record quarterly copper production of 11,330 tonnes from Bwana Mkubwa.
- Kansanshi copper–gold project 96% complete at quarter end. In November, the ZESCO power line was energized and commissioning is underway.
- Final agreements executed to acquire the Guelb Moghrein Copper-Gold Deposit in Mauritania.

Financial Results (see attached financial statements)

Third Quarter revenues were $31 million (Q2: $27m; Q1: $26m; Q3'03: $18m) which principally comprised copper revenues of $29 million (Q2: $23m; Q1: $22m; Q3'03: $15m) and acid revenues of $2 million (Q2: $3m; Q1: $4m; Q3'03: $3m). The improved copper revenues in the third quarter can be attributed to an 18% increase in copper sold, due to higher copper production at Bwana, coupled with a 5% increase in the realized copper price.

Gross profit for the third quarter of 2004 was $17 million (Q2: $14m; Q1: $13m; Q3'03: $6m) reflecting the increased copper revenues from Bwana and the higher copper prices received. The cash flow from operating activities, after changes in working capital, was $10 million (Q2: $10m; Q1: $5m; Q3'03: $6m) or $0.17 per share (Q2: $0.16; Q1: $0.09; Q3'03: $0.16). Cash flow from operations was adversely impacted by movements in working capital of $2 million for the quarter. The cash flow from operating activities, before changes in non-cash working capital, was $13 million (Q2: $11m; Q1: $12m; Q3'03: $6m) or $0.21 per share (Q2: $0.19; Q1: $0.21; Q3'03; $0.12). Net earnings for the third quarter were $8 million (Q2: $4m; Q1: $7m; Q3'03: $3m) or $0.13 per share (Q2: $0.07; Q1: $0.11; Q3'03: $0.06).

The realized copper price rose to $1.16 per pound (Q2: $1.11/lb; Q1: $1.03/lb; Q3'03: $0.77/lb). The average LME price for the third quarter was $1.27 per pound (Q2: $1.23/lb; Q1: $1.23/lb; Q3'04: $0.80). The difference between the LME price and the realized price was due to realization charges and hedging activities. During the three months ended, September 30, 2004, the company delivered into 3,000 tonnes of copper forward sales contracts at an average realized price of $0.88 per pound.

For the first nine months of 2004, revenues increased to $84 million (2003: $41m; 2002: $39m) which comprised copper revenues of $74 million (2003: $32m; 2002: $9m), acid revenues of $9 million (2003: $9m; 2002: $9m) and other revenue of $1 million (2003: $0m; 2002: $22m). Revenues were up 105% on the comparative period due to improved copper prices and a 53% increase in copper production at Bwana. Acid revenues have remained consistent with the comparative periods as slightly higher acid prices and acid production has offset higher internal consumption due to the increase in copper production at Bwana. The increase in other revenue can be attributed to interest income on cash balances.

Gross profit for the first nine months of 2004 was $44 million (2003: $12m; 2002: $3m) reflecting the increased copper revenues from the Bwana Mkubwa SX/EW facility and the higher copper prices received. The cash flow from operating activities, after changes in working capital, was $28 million (2003: $8m; 2002: $(5m)) or $0.47 per share (2003: $0.16; 2002: $(0.10)). Cash flow from operating activities was impacted adversely by movements in operating working capital of $9 million for the nine month period. The cash inflow from operating activities, before changes in working capital, was $37 million (2003: $10m; 2002: ($1m)) or $0.61 per share (2003: $0.20; 2002: $(0.02)). Net earnings for the nine months increased to $19 million (2003: $3m; 2002: $(3m)) or $0.31 per share (2003: $0.06; 2002: $(0.06)).

The realized copper price rose to $1.10 per pound (2003: $0.71/lb; 2002: $0.65/lb). The LME copper price remained strong for the first nine months of 2004 with LME copper inventories falling and demand remaining strong from China. The average LME price for the first nine months of 2004 was $1.24 per pound (2003: $0.77/lb; 2002: $0.71/lb). The difference between the LME price and the realized price was due to realization charges and hedging activities. During the nine months ended, September 30, 2004, the company delivered into 9,000 tonnes of copper forward sales contracts at an average realized price of $0.87 per pound.

Bwana Mkubwa SX/EW Facility, Zambia (100%)

During the third quarter of 2004, Bwana Mkubwa produced 11,330 tonnes of copper (Q2: 9,585t; Q1: 9,689t; Q3'03: 8,862t) and also produced 35,920 tonnes of sulphuric acid (Q2: 34,265t; Q1: 34,344t; Q3'03: 36,245t) of which 16,884 tonnes of sulphuric acid (Q2: 19,149t; Q1: 20,763t; Q3'03: $20,275t) were sold externally. Cost of sales, for the second quarter 2004 was $14 million (Q2: 13m; Q1: 12m; Q3'03: $11m) at the combined Bwana/ Lonshi operation.

For the third quarter, cash costs (C1) were $0.45 per pound (Q2: $0.48/lb; Q1: $0.39/lb; Q3'03: $0.42/lb) and total costs (C3) were $0.68 per pound (Q2: $0.67/lb; Q1: $0.53/lb; Q3'03: $0.47/lb) of copper.

In comparison to the second quarter, the improvement in cash costs can be explained by an improved acid credit of $0.01 per pound and nonrecurring accruals for site bonuses of $0.02 per pound that related to the second quarter. The increase in costs from the first quarter to the second quarter was due to a lower acid credit $0.03 per pound, the aforementioned accruals of $0.02 per pound, and increased ore costs. The increase in acid production in the third quarter reflects the maintenance shutdown of Bwana's larger acid plant in the second quarter.

For the nine months ended September 30, 2004, copper production increased to 30,604 tonnes (2003: 19,955t; 2002: 6,283t). The 53% increase in production has resulted from a steady state of production being reached as well as Bwana realizing the benefits of the new ore-delivery system and other processing initiatives including two new CCDs which have improved recoveries. In addition, the electrical current flow through the new tankhouse at Bwana has been increased which has enabled more copper to be plated.

Cash costs (C1) for the nine months were $0.45 per pound (2003: $0.43/lb; 2002: $0.19/lb) and total costs (C3) were $0.64 per pound (2003: $0.60/lb; 2002: $0.37/lb). Cash costs (C1) have risen from 2003 to 2004 as a result of the increase in copper production, the acid credit per pound of copper produced has fallen to $0.06 per pound from $0.11 per pound in the first nine months of 2003. In addition, the cost of ore processed has increased approximately $0.04 per pound from 2003. The decrease in acid credit and increase in ore costs has been partially offset by improved processing costs at Bwana.

Acid production was 104,529 tonnes (2003: 102,835t; 2002: 96,980t), of which 56,796 tonnes (2003: 59,539t; 2002: 60,529t) of surplus acid production was sold to external customers. The increase in acid production for the nine months can be predominantly explained by the timing of planned maintenance programs. The increase in acid production has only been partially reflected in the surplus acid sales as more acid has been consumed internally due to higher copper production.

<u>Lonshi Copper Mine, Democratic Republic of Congo (100%)</u>

During the third quarter, approximately 257,000 tonnes (Q2: 85,000t; Q1: 66,000t; Q3'03: 260,000t) of ore grading 4.7% (Q2: 5.2%; Q1: 4.3%; Q3'03: 4.8%) and approximately 5,147,000 tonnes (Q2: 2,854,000t; Q1: 1,036,000t; Q3'03: 1,833,000) of waste were mined from Lonshi. The strip ratio (ratio of waste to ore) for the quarter was approximately 16:1, which was greater than the revised life to date mine strip ratio of 12:1. As a result of the greater than mine life strip ratio, the company deferred approximately $1.0 million in mining costs for the third quarter. The focus at Lonshi this quarter was on push backs in the south and east of the mine, to effectively provide a greater floor from which ore can be mined in the fourth quarter. The significant increase in the mining operations during the third quarter from the start of the year has come about due to the larger mining fleet that is now operating at Lonshi.

For the nine months ended September 30, 2004, approximately 407,000 tonnes (2003: 273,000t; 2002: 633,000t) of ore grading 4.8% (2003: 4.8%; 2002: 5.6%) and approximately 9,036,000 tonnes (2003: 3,603,000t; 2002: 3,183,000t) of waste were mined in total. Due to the increased copper production at Bwana and the need to re-establish a strategic stockpile, the size of the mining fleet at Lonshi has increased significantly to cope with this increased demand. The strip ratio for the first nine months was 22.2:1 (2003: 13.2:1; 2002: 5:1). As a result the Company has deferred costs of approximately $2.6 million since December 31, 2003 (2003: $2m) associated with its mining program.

The on-going exploration program at Lonshi has increased the mine reserve to 225,000 tons of acid soluble copper as at April 1, 2004. In the light of this reserve increase, and the prevailing improvement in copper price, a new mine plan was generated. The new mine plan has a life-of-mine stripping ratio of 12:1 compared to the previous plan of 8:1.

<u>Kansanshi Copper-Gold Deposit, Zambia (80%)</u>

Debt facilities totaling $221 million are available for construction of Kansanshi. The Company will draw upon these facilities as required and as at September 30, 2004 approximately $129 million has been drawn. As of September 30, 2004, the project is approximately 96% complete with construction being 92% complete. In addition, in November the ZESCO power line was energized and commissioning commenced.

The budgeted capital cost to complete Kansanshi has increased from the revised estimate (April, 2004) of $180 million to approximately $200 million. The original GRD Minproc Definitive Feasibility Study (DFS) estimate was $163 million. Approved major variations include expansion of the sulphide circuit within the mill, funding required under the ZESCO power supply agreement, additional earth moving equipment and capital adjustments to reflect foreign exchange rate changes since December, 2002.

The original DFS for Kansanshi envisioned the treatment of 4 million tonnes of oxide ore and 2 million tonnes of sulphide ore upon commissioning. Improvements carried out to the sulphide milling circuit during construction will double name plate throughput to approximately 4 million tonnes per year of sulphide ore. This will result in copper concentrate production outperforming the DFS forecasts in the early years of operation. GRD Minproc of Australia is currently preparing an independent report taking into account the expanded sulphide capacity and the impact upon annual production rates and unit costs. Results of the report will be published upon receipt. In addition, studies continue to consider bringing forward an additional sulphide circuit expansion, originally scheduled in the DFS for years three and five, with the aim of further increasing copper output to approximately 130,000 tonnes finished copper per year.

Lufua Copper Deposit, Democratic Republic of Congo (100%)

In May, First Quantum announced the results of an independent copper-cobalt resource estimate completed at its wholly owned Lufua Project located in Haut Katanga Province, Democratic Republic of Congo. The 43-101 compliant resource, at a 0.5% cutoff, is 87.6 million tonnes grading 1.17% copper or one million tonnes of contained copper. In addition, drilling has outlined a discrete, high grade cobalt resource of 5.6 million tonnes grading 0.169% cobalt that occurs within the larger copper resource.

Mineralization at Lufua is hosted predominantly within altered and veined Katangan metapelites, interpreted to be contained within a shallow south eastwardly plunging, north eastward dipping, overturned anticline, with the thickest mineralization developed in the nose region of this fold. Oxidation extends to variable depths across the deposit, and is strongly influenced by post mineral faulting. Higher grade cobalt mineralization is preferentially developed on the upper limb of the anticline. The deposit is open along strike to the northwest, and the upper limb is open down dip to the northeast.

Lufua is located near the town of Sakania in the DRC, within 2 km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) to the southeast and the Mopani Copper Mines smelter at Mufulira (30 kilometres) to the northwest. It is also approximately 45 kilometres from First Quantum's Bwana Mkubwa SX/EW facility. The main railway from the Copperbelt in Zambia to Lubumbashi in the DRC passes within 5 kilometres of the property.

Guelb Moghrein Copper-Gold Deposit, Mauritania (80%)

During the second quarter, First Quantum announced the purchase an 80% interest in the Guelb Moghrein copper - gold project in Mauritania. As at November 1, 2004, all agreements applying to the acquisition have been finalized.

The Guelb Moghrein copper-gold deposit is located 250 kilometres northeast of the nation's capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. It consists of an open pit mineable, copper/gold deposit containing a measured and indicated resource of 23.7 million tonnes grading 1.88% total copper and 1.41 gram per tonne gold, as estimated by Kilborn-SNC Lavalin Europe Limited, for a previous owner.

This resource was estimated in accordance with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, July 1998, and hence is believed to have been done to the industry standards then pertaining. The resource, which First Quantum considers relevant, has not been verified by a Qualified Person for First Quantum as required by National Instrument 43-101. First Quantum is not treating the resource as a National Instrument 43-101 defined resource and therefore it should not be relied upon. First Quantum intends to establish a new resource under National Instrument 43-101 guidelines in due course

First Quantum intends to develop Guelb Moghrein with production expected by the fourth quarter of 2005. Production will be initially targeted at approximately 30,000 tonnes of copper and 50,000 ounces of gold per year in the form of a copper-gold concentrate which will be trucked to the port of Nouakchott and exported to International smelters.

Investments -Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at September 30, 2004 is $9.5 million (Dec 2003: $9.5m; Dec 2002: $9.5m). There were no movements in this investment during the first nine months of 2004.

As the majority owner of Mopani is a private company, only limited public information is available for dissemination. Notwithstanding, in a recent article, Mopani Chief Executive Officer Tim Henderson told Reuters copper production for 2004 was expected to increase 23 percent to 165,000 tonnes, 5,000 tonnes higher than the initial budget, from 134,000 tonnes

last year. In addition Mr. Henderson said an expansion program at Mopani will boost finished copper output to 190,000 tonnes by 2005. Henderson said the Mufulira smelter, which currently has a handling capacity of 420,000 tonnes of copper concentrate per year, would eventually be expanded to handle 850,000 tonnes of copper concentrate.

Investments -Anvil

The Company holds a 17.1% (2003: 17.0%; 2002: 18.6%) interest in Anvil Mining Limited (Anvil), a public company quoted on the Australian (ASX), Berlin, and most recently, the Toronto Stock Exchange (TSX). The Company currently holds 36,996,171 shares (2003: 34,029,857; 2002: 31,148,857) listed on the ASX and acquired 330,000 shares listed on the TSX during the second quarter. The carrying value of this investment as at September 30, 2004 was $5 million (2003: $3m; 2002: $3m). The market value of this investment as at September 30, 2004 was approximately $17 million (2003: $11m; 2002: $2m).

On June 2, 2004, Anvil completed a Canadian initial public offering. The purpose of this offering was to enhance Anvil's ability to access the larger North American capital markets and enhance opportunities for the development and growth of Anvil. Further information on Anvil can be found at www.anvil.com.au.

Outlook

Based on copper production of 30,604 tonnes for the first nine months of 2004, the Bwana Mkubwa SX/EW processing facility is now expected to produce approximately 40,000 tonnes of copper cathode in 2004. This represents a 14% increase over the original 2004 forecast of 35,000 tonnes of copper. During October, Bwana Mkubwa produced 3,828 tonnes of copper cathode. During the fourth quarter Bwana will deliver into 3,000 tonnes of copper forward sales contracts at an average realized price of $0.88 per pound thereafter all production is unhedged.

At Kansanshi, construction is nearing practical completion. Waste stripping and ore stockpiling have commenced. The new 330Kv ZESCO power line has been energized and commissioning is underway. During the remainder of 2004 and the first quarter of 2005, activation of the mill, flotation, leach, filtration, solvent extraction, and electrowinning facilities will take place as well as build-up of in circuit inventory. Commissioning will be prioritized, with the staged introduction of water and ore through the plant, commencing with the sulphide circuit, and followed by the oxide circuit. Commercial production is expected to begin in March of 2005.

At the newly discovered Lufua project in the DRC, in-fill drilling to move the resource into the reserve category is underway. Metallurgical testing and preliminary feasibility work are also in progress. Updated resource/reserve statements, as well as a Project Engineering Report, are expected to be published in the first quarter of 2005.

At Guelb Moghrein, in Mauritania, MDM Processing, an Australian engineering company, is nearing completion of a Project Engineering Report (PER). The results of the PER will be published in the fourth quarter of 2004. The PER will be used to solicit selected engineering groups for design and construction proposals. The contracts for the plant construction are expected to be awarded early in 2005. Guelb Moghrein is expected to be financed through a combination of cash on hand, project debt and end user/supplier finance. An exploration drill program of approximately 5,000 metres will begin in January 2005 on selected high priorities targets within the 8,000 square kilometer Guelb Moghrein exploration tenement.

A substantial exploration program is underway for the DRC Pedicle region where First Quantum controls approximately 11,000 square kilometers of prospective geology. Drilling will test several copper soil anomalies including Lufua East, Ndongo, Ndongo East and Lonshi South. Drilling has commenced in Zambia at the Mkushi prospect and will also take place in Joint Venture with BHP Billiton at Mwinilunga and Luamata.

In Chile, a generative exploration program utilizing satellite imagery has yielded several potential targets. Follow up field work on colour alteration anomalies is in progress.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

OPERATION STATISTICS by QUARTER – 2004

Bwana Mkubwa SX/ EW Facility, Zambia
Copper & Acid Production

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**Year To Date**
Ore Processed - (tonnes)	208,667	236,887	278,392	-	**723,946**
Copper Grade – (acid soluble %)	5.2	4.6	4.6	-	**4. 8**
Contained Copper - (tonnes)	10,904	10,813	12,908	-	**34,625**
Recovery – (%)	89	89	88	-	
Finished Copper Production (tonnes)	9,689	9,585	11,330	-	**30,604**
Total Cost (C3) Copper ($/lb)	0.53	0.67	0.68	-	**0.64**
Cash Cost (C1) Copper ($/lb)	0.39	0.48	0.45	-	**0.45**
Sulphuric Acid Produced (tonnes)	34,344	34,265	35,920	-	**104,529**
Sulphuric Acid Sold (tonnes)	20,763	19,149	16,884	-	**56,796**

Notes:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

Consolidated Balance Sheets
As at September 30, 2004 and December 31, 2003
(expressed in thousands of US dollars)
(unaudited)

	2004 $	2003 $ (restated)
Assets		
Current assets		
Cash and cash equivalents	49,689	25,592
Restricted cash (note 9 and 14)	6,328	-
Accounts receivable and prepaid expenses	25,406	4,441
Inventory (note 5)	17,835	17,576
	99,258	47,609
Investments (note 6)	14,372	12,632
Exploration properties	3,697	2,242
Property, plant and equipment (note 7)	256,266	96,603
Other assets and deferred charges (note 8)	11,450	3,049
	385,043	162,135
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	27,594	17,737
Current portion of long-term debt (note 9)	19,830	16,326
	47,424	34,063
Long-term debt (note 9)	155,407	32,374
Future income tax liability (note 10)	13,546	4,589
Other liabilities (note 11)	21,561	7,296
	237,938	78,322
Minority interests	2,190	2,190
	240,128	80,512
Shareholders' Equity		
Equity accounts (note 12)	158,209	113,102
Deficit	(13,294)	(31,479)
	144,915	81,623
	385,043	162,135

Commitments and contingencies (note 15)

Approved by the Board of Directors

Martin R. Rowley, Director　　Robert Watts, Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Earnings and Deficit

For three and nine months ended September 30, 2004 and 2003

(expressed in thousands of US dollars)

(unaudited)

	Three months ended		Nine months ended	
	September 30, 2004 $	September 30, 2003 $ (restated)	September 30, 2004 $	September 30, 2003 $ (restated)
Revenues				
Owned Operations				
Copper	28,624	14,658	74,104	31,900
Acid	2,576	3,004	8,673	8,640
Other	(187)	167	849	217
	31,013	17,829	83,626	40,757
Costs and expenses				
Cost of sales	14,076	11,335	39,245	28,294
Depletion and amortization	2,639	2,242	8,017	4,817
Exploration	1,116	205	2,082	389
Foreign exchange (gain) loss	(499)	(289)	1,033	935
General and administrative	1,359	609	3,984	1,813
Interest and financing fees on long-term debt	846	308	2,359	1,328
Gain on disposal of investment	-	(138)	-	(138)
	19,537	14,272	56,720	37,438
Earnings before income taxes, non-controlling interest and equity earnings	11,476	3,557	26,906	3,319
Tax expense (note 10)	3,718	704	8,973	635
Non-controlling interest	-	-	-	-
Equity earnings	114	495	719	459
Net earnings for the period	7,872	3,348	18,652	3,143
Deficit - Beginning of period (note 3)	(21,166)	(36,267)	(31,479)	(36,062)
Prior period restatement (stock-based compensation) (note 3)	-	-	(467)	-
Deficit - End of period	(13,294)	(32,919)	(13,294)	(32,919)
Earnings per common share				
Basic	$0.13	$0.06	$0.31	$0.06
Diluted	$0.13	$0.06	$0.31	$0.06
Weighted average number of shares outstanding	60,667,644	54,706,646	59,860,749	48,872,358

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows

For three and nine months ended September 30, 2004 and 2003
(expressed in thousands of US dollars)
(unaudited)

	Three months ended		Nine months ended	
	September 30, 2004 $	September 30, 2003 $	September 30, 2004 $	September 30, 2003 $
Cash flows from operating activities		(restated)		(restated)
Net earnings for the period	7,872	3,348	18,652	3,143
Items not affecting cash				
Depletion and amortization	2,639	2,241	8,017	4,817
Amortization of financing fees	162	11	248	83
Environmental and closure provisions	90	273	607	545
Equity earnings	(114)	(495)	(719)	(459)
Unrealized foreign exchange (gain) loss	(1,631)	(114)	90	1,253
Future income tax expense	3,705	704	8,957	635
Stock-based compensation expense	216	-	683	-
Gain on disposal of investment	-	(138)	-	(138)
	12,939	5,830	36,535	9,879
Change in non-cash operating working capital				
(Increase) decrease in accounts receivable and prepaid expenses	(3,258)	367	(6,091)	(1,173)
(Increase) decrease in inventory	(1,275)	1,191	(438)	(280)
Increase (decrease) in accounts payable and accrued liabilities	2,039	611	(2,069)	193
	10,445	7,999	27,937	8,619
Cash flows from financing activities				
Movement in restricted cash	(2,379)	-	(6,246)	-
Proceeds from long-term debt	90,172	1,618	131,544	22,209
Repayments of principal on long-term debt	(9,067)	(4,844)	(14,093)	(18,962)
Proceeds from issue of common shares and warrants	402	20,912	43,959	21,573
Payments for deferred finance fees	(2,569)	(253)	(4,778)	(253)
	76,559	17,433	150,386	24,567
Cash flows from investing activities				
Net payments to acquire capital assets and investments	(66,484)	(11,928)	(146,918)	(21,655)
Payments for deferred exploration and stripping costs	(3,264)	(100)	(6,733)	(1,163)
Proceeds on disposal of investment	-	629	-	629
	(69,748)	(11,399)	(153,651)	(22,189)
Effect of exchange rate changes on cash	999	-	(574)	-
Increase in cash and cash equivalents	17,256	14,033	24,672	10,997
Cash and cash equivalents - Beginning of period	31,434	5,144	25,592	8,180
Cash and cash equivalents - End of period	49,689	19,177	49,689	19,177

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Information

For three months ended September 30, 2004
(expressed in thousands of US dollars)
(unaudited)

For the three months ended **September 30, 2004,** segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	31,198	-	-	-	31,198
Interest and other income	161	-	-	(346)	(185)
Total Revenue	**31,359**	-	-	**(346)**	**31,013**
Cost of Sales	14,076	-	-	-	14,076
Segment gross profit	**17,283**	-	-	**(346)**	**16,937**
Other Expenses					
Depletion and amortization	2,164	-	-	475	2,639
Exploration	780	-	-	336	1,116
Foreign exchange loss (gain)	324	-	-	(823)	(499)
General and administrative	-	-	-	1,359	1,359
Interest and financing fees	841	-	-	5	846
Total Other Expenses	**4,109**	-	-	**1,352**	**5,461**
Segment profit (loss) before the under noted items	**13,174**	-	-	**(1,698)**	**11,476**
Non-controlling interest	-	-	-	-	-
Equity earnings	-	-	-	114	114
Tax Expense	3,718	-	-	-	3,718
Segment profit (loss)	**9,456**	-	-	**(1,584)**	**7,872**
Capital asset additions	509	77,116	-	166	77,791
Total assets	154,010	214,270	9,522	197,244	575,046
Inter-company balances included in total assets	(48,807)	-	-	(141,196)	(190,003)
Total consolidated assets	105,203	214,270	9,522	56,048	385,043

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Segmented Information
For nine months ended June 30, 2004
(expressed in thousands of US dollars)
(unaudited)

For the nine months ended **September 30, 2004**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	82,777	-	-	-	82,777
Interest and other income	173	-	-	676	849
Total Revenue	**82,950**	-	-	**676**	**83,626**
Cost of Sales	39,245	-	-	-	39,245
Segment gross profit	**43,705**	-	-	**676**	**44,381**
Other Expenses					
Depletion and amortization	7,468	-	-	549	8,017
Exploration	1,317	-	-	765	2,082
Foreign exchange loss (gain)	(353)	-	-	1,386	1,033
General and administrative	-	-	-	3,984	3,984
Interest and financing fees	2,349	-	-	10	2,359
Total Other Expenses	**10,781**	-	-	**6,694**	**17,475**
Segment profit (loss) before the under noted items	**32,924**	-	-	**(6,018)**	**26,906**
Non-controlling interest	-	-	-	-	-
Equity earnings	-	-	-	719	719
Tax Expense	8,973	-	-	-	8,973
Segment profit (loss)	**23,951**	-	-	**(5,300)**	**18,652**
Capital asset additions	12,455	155,152	-	72	167,679
Total assets	154,010	214,270	9,522	197,244	575,046
Inter-company balances included in total assets	(48,807)	-	-	(141,196)	(190,003)
Total consolidated assets	105,203	214,270	9,522	56,048	385,043

Definitions:
BCO – Combined operations of Bwana and Comisa
KCP – Kansanshi Copper Project
CAR – Carlisa holds the interest in Mopani Copper Mines
CDA – Corporate Development and Administration which includes Connemara

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com